PENNSYLVANIA REAL ESTATE INVESTMENT TRUST 2003 ANNUAL REPORT

EXPERIENCE: MALL



MOUNT BERRY SQUARE

FRANCIS SCOTT KEY MALL

VALLEY MALL

PRINCE GEORGE'S PLAZA

MOORESTOWN MALL

PHILLIPSBURG MALL

LEHIGH VALLEY MALL

SOUTH MALL

LOGAN VALLEY MALL

CAPITAL CITY MALL

CHAMBERSBURG MALL

PALMER PARK MALL

EXTON SQUARE MALL

SCHUYLKILL MALL

NORTH HANOVER MALL

LAUREL MALL

SHENANGO VALLEY MALL

BEAVER VALLEY MALL

LYCOMING MALL

THE GALLERY AT MARKET EAST

PLYMOUTH MEETING MALL

VIEWMONT MALL

NITTANY MALL

UNIONTOWN MALL

WASHINGTON CROWN CENTER

WYOMING VALLEY MALL

WILLOW GROVE PARK

WEST MANCHESTER MALL

Y SQUARE MALL

NEW RIVER VALLEY MALL

PATRICK HENRY MALL

LL

MARTINSBURG MALL

VALLEY VIEW MALL

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST (PREIT) (NYSE:PEI), IS ONE OF THE LEADING SHOPPING MALL REITS IN THE MID-ATLANTIC REGION. OUR COMPANY WAS FOUNDED IN 1960 AS ONE OF THE FIRST EQUITY REITS IN THE U.S., AND NOW HAS A PRIMARY INVESTMENT FOCUS ON RETAIL MALLS AND POWER CENTERS LOCATED IN THE EASTERN UNITED STATES. OUR PORTFOLIO OF 58 PROPERTIES INCLUDES 40 SHOPPING MALLS AND 14 STRIP AND POWER CENTERS IN 14 STATES, TOTALING 33.4 MILLION SQUARE FEET. PENNSYLVANIA REAL ESTATE INVESTMENT TRUST IS HEADQUARTERED IN PHILADELPHIA, PENNSYLVANIA. OUR COMPANY'S WEB SITE IS LOCATED AT **WWW.PREIT.COM**.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST FINANCIAL HIGHLIGHTS*

(in thousands, except per share amounts)	Year Ended 12/31	
	2003	**2002**
Funds from operations	$ 67,070	$ 51,167
Total real estate revenues	$ 170,517	$ 63,341
Investment in real estate, at cost	$ 2,286,601	$ 739,429
Net (Loss) Income	$ 196,040	$ 23,678
Net Income per share	$ 9.54	$ 1.47
Distributions paid to common shareholders/unitholders	$ 47,293	$ 37,491
Distributions paid per common share	$ 2.07	$ 2.04
Number of common shares and OP Units outstanding	39,236	18,460
Market capitalization	$ 3,114,271	$ 1,097,251

* Reconciliation to GAAP can be found on page 20.




MOUNT BERRY SQUARE
PRINCE GEORGES PLAZA
PHILLIPSBURG MALL
FOOD COURT
JACKSONVILLE
THE BON-TON
amtran
Chambersburg Mall
Palmer Park Mall
NORTH HANOVER MALL
JCPenney
JCPenney
THE BON-TON
WASHINGTON CROWN CENTER
SEARS
Dillard's
CROSSROADS MALL
Valley View Mall

Above: photos correspond to the properties listed on the cover.



EXPERIENCE **FOCUS**

WE ARE NOW PURELY A RETAIL REIT. IN 2003, WE NEARLY TRIPLED THE SQUARE FOOTAGE OF OUR RETAIL PORTFOLIO AND DIVESTED OUR MULTIFAMILY PROPERTIES. WE HAVE BECOME ONE OF THE LEADING OWNERS OF SHOPPING MALLS IN THE MID-ATLANTIC REGION, WITH **54** RETAIL PROPERTIES, INCLUDING **40** SHOPPING MALLS, AND TOTAL CAPITALIZATION IN EXCESS OF $3 BILLION. THIS GIVES US MORE OPPORTUNITIES TO APPLY OUR EXTENSIVE EXPERIENCE IN REVITALIZING RETAIL PROPERTIES AND BUILDING VALUE FOR OUR SHAREHOLDERS.


EXPERIENCE
TRANSFORMATION





THIS YEAR, WE SUCCESSFULLY EXECUTED SOME OF THE LARGEST AND MOST COMPLEX TRANSACTIONS IN OUR HISTORY. WE ACQUIRED **SIX** SHOPPING MALLS FROM THE ROUSE COMPANY, DIVESTED OUR MULTIFAMILY PROPERTIES AND COMPLETED A MERGER WITH CROWN AMERICAN REALTY TRUST THAT ADDED **26** SHOPPING MALLS TO OUR PORTFOLIO. WE NOW ARE PURSUING REMERCHANDISING AND REDEVELOPMENT PLANS TO REALIZE THE FULL POTENTIAL OF OUR ASSETS.



EXPERIENCE

INTEGRATION



LONG BEFORE CLOSING THESE TRANSACTIONS, WE BROUGHT TOGETHER MANAGERS OF THE BUSINESSES JOINING OUR PORTFOLIO. WE NAILED DOWN OPERATING ISSUES, CREATED COMMON PLATFORMS AND IDENTIFIED BEST PRACTICES FROM ALL THREE ORGANIZATIONS TO CREATE THE NEW PREIT. RECOGNIZING THAT INTEGRATION DOESN'T END AT CLOSING, WE CONTINUE TO PAY ATTENTION TO PEOPLE AND PROCESSES TO BUILD A SOLID FOUNDATION FOR FUTURE GROWTH.

OUR PORTFOLIO





RETAIL PROPERTIES
AT 12/31/02
AT 9/30/03
AT 12/31/03
TOTAL SQUARE FEET (MILLIONS)
35
30
25
20
15
10
5
22 PROPERTIES
11.8 MILLION SQUARE FEET
12 WHOLLY-OWNED
10 JOINT VENTURE
28 PROPERTIES
17.6 MILLION SQUARE FEET
19 WHOLLY-OWNED
9 JOINT VENTURE
54 PROPERTIES
33.4 MILLION SQUARE FEET
46 WHOLLY-OWNED
8 JOINT VENTURE



EXPERIENCE



RETAIL NET OPERATING INCOME (NOI)*
(IN MILLIONS)



$150
$120
$90
$60
$30
$0
$57.8
$71.9
$133.7
2001
2002
2003

* RECONCILIATION TO GAAP CAN BE FOUND ON PAGES 41-42

WITH THE TRANSFORMATION OF THE PAST YEAR, ONE THING HAS NOT CHANGED–OUR UNWAVERING COMMITMENT TO BUILDING VALUE FOR OUR SHAREHOLDERS THROUGH SKILLFUL MANAGEMENT OF OUR PROPERTIES AND EXPANSION OF OUR PORTFOLIO. THIS YEAR, WE INCREASED OUR DIVIDEND AND DELIVERED TOTAL RETURNS TO INVESTORS THAT WERE WELL AHEAD OF THE EQUITY AND RETAIL REIT AVERAGE. WE ALSO SECURED THE FINANCIAL RESOURCES TO GIVE US GREATER FLEXIBILITY IN RESPONDING TO NEW OPPORTUNITIES IN THE FUTURE.





FIVE-YEAR COMPOUND ANNUAL TOTAL RETURNS AS OF 12/31/03


25%
20%
15%
10%
5%
0
-5%
7.58%
-0.57%
21.41%
14.35%
19.26%
23.86%
RUSSELL 2000 INDEX
S&P 500
REGIONAL MALL REITs
EQUITY REITs
RETAIL REITs
PREIT

source: NAREIT



EXPERIENCE IN ACTION

RONALD RUBIN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

JONATHAN B. WELLER
PRESIDENT AND CHIEF OPERATING OFFICER

Dear Fellow Shareholders,

It is a great pleasure to welcome our new shareholders to PREIT and to thank our long-time investors for your support during a watershed year for our organization. This was a year in which we successfully completed the largest transactions in the history of the Company, significantly expanding our portfolio and creating a concentrated focus on value retail. While these transactions resulted in fundamental changes in our strategy and portfolio, the result has been to build and extend the strengths that have made PREIT successful over more than four decades. We are now doing much more of what we have done best–building value through our expertise in retail acquisition, redevelopment and management.

We have done for PREIT as a company what we have already achieved with renovations at many of our retail properties–re-envisioned, reshaped and re-energized the organization to improve returns and create new opportunities. A series of moves have made the Company one of the largest shopping mall REITs in the Mid-Atlantic region. The Company ended 2003 with a market capitalization of approximately $3.1 billion and 54 retail properties, including 40 shopping malls and 14 strip and power centers. The transactions completed in 2003 nearly tripled the size of our retail portfolio, from 11.8 million square feet in seven states to 33.4 million square feet in 14 states.

RESHAPING THE COMPANY

The transformation to a pure retail REIT began with the completion of the divestiture of our multifamily properties. We sold all of our 19 multifamily properties, which included fifteen wholly-owned properties and four joint venture properties, for approximately $417 million.

We reinvested funds from the multifamily sale in several transactions that significantly expanded our retail portfolio. First, we completed the $549 million acquisition of six Philadelphia area shopping malls from The Rouse Company: Cherry Hill Mall, Echelon Mall, Exton Square Mall, The Gallery at Market East, Moorestown Mall and Plymouth Meeting Mall. In November, we completed a merger with Crown American Realty Trust, a NYSE REIT, which added 26 wholly owned regional shopping malls and the remaining 50 percent interest in Palmer Park Mall in Easton, Pennsylvania.

We also acquired the remaining 70 percent interest in Willow Grove Park, a 1.2 million-square-foot mall with in-line sales volume of approximately $400 per square foot, and acquired a 6-acre parcel of land adjacent to Plymouth Meeting Mall.

To support our strategy and realize the benefits of our larger size, we enhanced our financial resources. In August, we completed a public equity offering of more than 6.3 million common shares, realizing net proceeds of approximately $184 million. In addition, at the time of the completion of the Crown merger, we finalized a $500 million unsecured revolving line of credit led by Wells Fargo National Bank Association. This unsecured facility, a recognition of PREIT's size and strength, can be increased to $650 million under prescribed conditions. It gives us greater flexibility to respond quickly to new opportunities such as acquiring new properties or making improvements to properties in our portfolio.

STRONG OPERATIONS

While undertaking these strategic actions, we continued to deliver strong operating performance across our properties. We increased our Funds from Operations (FFO) by more than 31 percent, from $51 million in 2002 to $67 million in 2003. Retail NOI increased from $72 million to $134 million in the same period (*reconciliation to GAAP can be found on pages 20 and 41*).

We continued our strategy of bringing in dynamic new tenants to reposition and re-energize our properties, including moving big box retailers from our power centers into traditional malls. In November, for example, we signed a lease with Target to create a new 136,000 square-foot store in Prince Georges Plaza just outside of Washington, DC. The 20-year ground lease with Target will deliver $300,000 in annual rent and provide the catalyst for renovations and renewal at the mall, which is already attracting almost 12 million visitors annually and generating sales of just under $400 per square foot.

This is just one example of how PREIT has been able to leverage retail relationships and creative repositioning of properties to build value. Our expanded portfolio will offer opportunities to apply these skills and strategies across a broader array of retail malls and centers.

As part of the closing of the Crown merger, we announced an increase in our dividend from $2.04 to $2.16 on an annual basis. In March 2004, we distributed our 108th consecutive dividend. Since our first payout to shareholders in August 1962, we have never omitted or reduced our dividend.

STRENGTHENING MANAGEMENT AND GOVERNANCE

While our strategy is clear and the assets we acquired have untapped potential, our ability to execute on our vision for the Company depends primarily on the strength of our people. Our skills in leadership, management and operations are the keys to realizing the potential value of these transactions. We have focused significant attention on the people and processes that will make the organization successful and build the foundation for our future progress.

Beginning more than six months before the transactions were completed, we brought together managers from Rouse, Crown and PREIT to define the operations and practices of the new company. We worked closely with Generative Leadership Group on integration plans and PricewaterhouseCoopers on putting the systems in place to hit the ground running.

In January 2004, to better lead our broader organization, we announced the restructuring of the top management of the Company into a five-person Office of the Chairman. The Office of the Chairman consists of PREIT veterans Ronald Rubin, Jonathan Weller, George Rubin, Edward Glickman and Joseph Coradino. This committee will serve as the senior management body to formulate and execute the strategic direction of the Company. Within this group, Ronald Rubin continues as Chairman and CEO; Jonathan Weller will become Vice Chairman responsible for formulating the Company's long-term corporate strategy and working with key Company stakeholders; George Rubin will become Vice Chairman responsible for property development and acquisition initiatives; Edward Glickman will become President and Chief Operating Officer; and Joseph Coradino will become President–PREIT Services, LLC and PREIT-RUBIN, Inc., to oversee the management and leasing of the Company's retail portfolio. We also are pleased to announce that Robert F. McCadden, who worked with the Company as the audit partner for its independent auditors from 1996-2001, was named Executive Vice President and Chief Financial Officer effective May 17, 2004.

We took several steps in the past year to strengthen our governance expertise and processes. We were pleased to welcome John J. Roberts to our Board of Trustees. A Global Managing Partner for PricewaterhouseCoopers before his retirement in 2002, he brings significant expertise to his role as Chair of the Audit Committee. With the Crown merger, we welcomed Mark Pasquerilla and Donald Mazziotti to the Board. Mark was Chairman, CEO and President of Crown American, and Don, who is Executive Director of the Portland Development Commission, was a member of the Crown American board and served on its Audit Committee. We will benefit greatly from their extensive experience in the industry, as well as their knowledge of the Crown portfolio.

We also activated a Nominating and Governance Committee of the Board. This committee will examine company policies, procedures and board skills to ensure that we have the right leadership and controls to guide our future progress and to meet or exceed new regulatory requirements.

CREATING A FOUNDATION FOR THE FUTURE

In building the new PREIT, we consciously approached this process as laying the foundation for a larger organization. When developing a new building or the systems and structures for a company, there is always a choice of whether to plan only for current needs or to create the infrastructure for future growth. We have consciously chosen the latter strategy, to create the ground floor of what could be an even larger organization.

We now have the capital access, processes, structures and systems that are the operational and financial "dry powder" to propel our future growth as profitable opportunities arise. We are a company with a strong entrepreneurial tradition, as demonstrated in the initiatives of the past year. While we stress that we will only move forward at the right price with the right properties that allow PREIT to build value, we are prepared to seize new opportunities for growth.

We thank our dedicated shareholders for your support of our initiatives over the past year. We look forward to continuing to build on our momentum in the coming years.

Ronald Rubin
Chairman and Chief Executive Officer

Jonathan B. Weller
President and Chief Operating Officer

April 16, 2004

SPEAKING FROM EXPERIENCE:

Ronald Rubin
Chairman and Chief Executive Officer

Jonathan B. Weller
President and Chief Operating Officer

WHAT ARE THE STRENGTHS OF THE NEW PREIT? WHAT CAN YOU DO NOW THAT YOU COULDN'T DO BEFORE THESE CHANGES?

Ron Rubin: We've made the Company a lot more transparent and focused. At the same time, we recapitalized the Company by virtue of the sale of 6.3 million common shares and a new $500 million unsecured bank line, which has provided the Company with the wherewithal to possibly expand even further. We clearly are in a position to look at larger transactions, provided we are comfortable that we can get our arms around these opportunities.

WHY WAS THIS A GOOD TIME TO DIVEST MULTIFAMILY AND INVEST MORE IN RETAIL?

Jon Weller: The strategy of divesting multifamily is something we'd considered for some time, but we also wanted to find a strategic transaction to reinvest in retail. We have focused the strategy of the Company on value retailing in mall and power center formats, which aligns our strategy with the core skill sets of our people. There are clearly more synergies in the retail portfolio than there ever were in multifamily. This gives us a much greater ability to impact the performance of the Company.

WHAT ARE THE GROWTH OPPORTUNITIES OF THE NEW PORTFOLIO?

Ron Rubin: We assessed the opportunities for growth for the Company to be greater in the retail area. It is very difficult to get approval to build a new mall these days. Consequently, a completed retail project that is well located is very hard to duplicate. The malls we've acquired are very well located, even the ones in secondary markets. We understand this business and we've been able to create a lot of value in the assets we've acquired. We think these new assets will give us similar opportunities. One of our first orders of business is prioritizing where we are going to spend our capital and time to have the greatest impact in repositioning and redeveloping these properties.

WHAT ARE THE PROSPECTS FOR RETAIL AND THE STRENGTHS OF YOUR PORTFOLIO IN THE CURRENT ENVIRONMENT?

Jon Weller: In the short run, bricks-and-mortar retail has absorbed the impact of catalog and Internet retail, and retail property owners have enjoyed stronger results than many other property types. In the long run, it seems clearer that the consumer is looking for value. The assets and retailers in our portfolio are predominantly everyday shopping retailers, and that works well with these consumer trends.

HOW WILL YOU CREATE VALUE FOR SHAREHOLDERS FROM THIS BROADER PORTFOLIO?

Ron Rubin: We acquired these assets based on the revenue in place at these properties. The price really didn't take into consideration the opportunities for built-in growth, expansion and re-leasing, where we think there is the potential for value creation. There is vacant space, for example. When these properties are repositioned, we have a good chance that space will be leased, but we haven't paid for that since the acquisitions were based on current revenues. We can bring additional expertise and skills to the retail portfolio, which should benefit shareholders.

IN ADDITION TO THE WORK OF THE INTEGRATION TEAMS, WHAT OTHER CHANGES HAVE YOU MADE TO THE ORGANIZATION?

Jon Weller: When you add 32 properties and triple the size of your company, you have got to change your human resources approach and systems. We know that the results of the Company are completely dependent on the quality and efforts of our people. We have increased our resources in this area and our commitment to training our people.

WHAT HAPPENS NEXT?

Ron Rubin: We are going to continue to be opportunistic but also very disciplined in the transactions in which we go forward. We also will focus on geography. It is critical that we don't venture too far away from our home base. We expect to concentrate on the Mid-Atlantic region, and other selected areas east of the Mississippi, as we look for growth opportunities.

WHAT IS THE FINANCIAL IMPACT OF THESE MOVES? WHY ARE THEY GOOD FOR INVESTORS?

SPEAKING FROM EXPERIENCE:



EDWARD A. GLICKMAN
EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER

HOW HAS THE COMPANY'S FINANCIAL POSITION CHANGED AS A RESULT OF THE TRANSFORMATION OF THE PORTFOLIO?
It has increased the size of the Company, which has catapulted us into another tier of REITs. This has improved the Company's operating leverage, strategic leverage and access to capital. What does that mean? It means that the Company's chance of accessing capital in difficult times improves and the cost of accessing capital in good times is lower. It gives us more continuity so that we can have better long-term planning for the future of the assets. That is obviously a critical thing because some of our asset plans will take more than one year to achieve returns. It also allows us to be more competitive in making acquisitions.

WHAT IS THE SIGNIFICANCE OF THE UNSECURED REVOLVING LINE OF CREDIT?
Because of the increased size of the Company, we were able to borrow more money and borrow it with much more flexibility in the lending arrangements than we've had in the past. Historically, we've had to post properties as collateral for our borrowings. Now, we can borrow against the overall credit of the Company, which means our access to capital is much more fluid, and we can be more responsive in the shorter term to new opportunities.

HOW DO YOU ASSESS RETURNS ON INVESTMENTS IN REDEVELOPING THE NEW RETAIL PROPERTIES?
As a value buyer, we tend to look for properties that have not achieved the potential that we think they can. We change the leasing, the operations and the architecture. We model that in from the start, applying our judgment as real estate owners to get a better picture of the financial future of the property. We then continuously refine our models based on results.

WHAT IMPACT WILL THESE CHANGES HAVE ON THE DIVIDEND?
The dividend was increased at the time of the Crown transaction. We were poised for an increase in our dividend, reflecting our earnings momentum, and this ensured that we didn't dilute returns for Crown shareholders. We are extremely conservative with resources to protect and continue to increase the dividend. The Company is growing now, so we can make good use of the capital to build value.



GEORGE F. RUBIN
PRESIDENT–PREIT SERVICES, LLC
AND PREIT-RUBIN, INC.

A WHOLE NEW LEVEL

"We thought of the idea to purchase the Rouse properties two years ago. This was a portfolio with opportunities that were not being pursued by Rouse as they had changed their focus and strategy. With our experience in the Philadelphia market, we could see the value of these assets in areas of the region with rapid growth and rising incomes. We have people who live in these markets, so we can see when they are being underserved. At first Rouse rejected our overtures, but we kept following up. We have a long history together in this market. And our cultures, while not the same, are similar. It made it a lot easier to close the deal.

With 7 of 20 area malls, we now have a large share of the Philadelphia market. The transactions we've made this year are ten times as large as our biggest deal in the past. It takes the game to a whole new level."



JOSEPH F. CORADINO
EXECUTIVE VICE PRESIDENT–RETAIL DIVISION
INTEGRATION LEADER

HOW ARE YOU ENSURING THE SUCCESS OF THE INTEGRATION?

SPEAKING FROM EXPERIENCE:

WHAT IS THE KEY TO MAKING THE INTEGRATION SUCCESSFUL?
If you look at successful mergers, the key is getting the people issues right. We've spent a lot of time on systems integration, best practices and foundational issues, but we've adopted the viewpoint that integration of human systems is the key to success. We set up task forces that involved about 100 people in our integration teams, from the PREIT, Rouse and Crown companies. In addition to hiring hundreds of employees at the properties, we achieved our goal of hiring 28 permanent employees from Crown's headquarters, including six vice presidents, who are playing a major role in the continued integration of our company.

HOW DID YOU PLAN FOR THE INTEGRATION OF THE ACQUISITION OF THE ROUSE PROPERTIES AND THE CROWN AMERICAN MERGER?
We were working with the Rouse and Crown people for more than six months before closing. We identified 200 functional issues that we had to address before the Rouse transaction and more than 700 issues we needed to address before closing the Crown merger so that we could do business the day we closed. We got them all done. The day we closed on the Crown transaction, we had permanent hires here waiting to start work.

HOW ARE YOU BUILDING A COMMON SET OF OPERATING PRACTICES ACROSS THE NEW ORGANIZATION?
We have approached this process with a real eye to taking the best of PREIT, Crown and Rouse. In essence, we are building a new company. It just happens to be called PREIT. For example, Rouse used a purchasing card system to streamline paperwork, and we've adopted that. Crown had a sponsorship program to sell mall exposure to hospitals and newspapers. We put that initiative in place even before we closed and added well over a quarter million dollars in bottom-line revenue. This is not about driving home PREIT's agenda. This is about taking the best practices of each of the three companies and building the best company possible. This has created buy-in, teamwork and participation at an amazing level. We have already identified dozens of best practices and appointed a best practices leader to make sure that they are implemented across the organization.

HOW ARE YOU FORGING A COMMON CULTURE?
The perspective we adopted early on through closing was that we treated every person from Rouse or Crown that we came in contact with as if we were guests in their home. This became a mantra. We kept clear and open lines of communication so that any issue that surfaced, they felt comfortable communicating it back to us, and we resolved it immediately. That gave us the ability to come together at a very rapid pace. We understood that before we could work together as one company, we needed to build a foundation. That foundation was relationships among people.

HOW DO YOU KNOW YOU'VE BEEN SUCCESSFUL SO FAR?
People have had two jobs–their permanent job and integration work. My big concern was that they were going to be exhausted by the time the deals were closed. But the reverse has happened. The closing and integration process has really energized people.

WHAT HAPPENS NEXT?
We have a great foundation, but the integration isn't over. Far from it. Now we are in the post-close phase. We continue to work on best practices and to delegate more responsibility. We are identifying key performance indicators for the integration to monitor our progress. We are on the right track but are early in this process. The challenge in front of us is to build the operating systems that are consistent with a $3 billion organization and can be scaled for future growth.

INTEGRATION EXPERIENCE
What do former Rouse and Crown employees think about the new organization? Two employees who have joined PREIT offer perspectives on the process of integration and the value the Company adds to their parts of the portfolio.

A FORMER ROUSE EMPLOYEE
"We've been involved from the very beginning. PREIT is open to giving employees an opportunity on the ground level to be a part of what they are building. That encourages camaraderie and commitment. You want to be a part of this and feel you have something to contribute. There is a lot of adrenaline now in jumpstarting our growth. The Gallery at Market East is in PREIT's backyard, so the Company is taking a fresh look at opportunities that may presently lie dormant. PREIT is a very focused and entrepreneurial company."
LARRY HOWARD
GENERAL MANAGER, GALLERY AT MARKET EAST

A FORMER CROWN EMPLOYEE
"What PREIT brings to Crown's asset legacy is added strength in development and redevelopment. PREIT has leasing relationships with tenants that Crown hadn't dealt with. We have already been touring the malls and looking at what we can do to bring in that type of tenant. I see no negatives at all. I was pleased to join PREIT. I also am an investor and feel very comfortable having transferred my stock over to PREIT."
MICHAEL FENCHAK
VICE PRESIDENT, ASSET MANAGEMENT

TOTAL PORTFOLIO

PERCENTAGE OF INVESTMENT IN REAL ESTATE AT COST*
(IN MILLIONS; INCLUDES COMPANY'S PROPORTIONAL SHARE OF JOINT VENTURES)

12/31/02


32% MULTIFAMILY
68% RETAIL

$953 MILLION

	NO. OF PROPERTIES	SQUARE FEET	UNITS
PORTFOLIO AT **12/31/02**			
RETAIL PROPERTIES	22	11,818,176	—
MULTIFAMILY	19	—	7,242
INDUSTRIAL PROPERTIES	4	254,791	—
TOTAL	45	12,072,967	7,242
DEVELOPMENT			
RETAIL PROPERTIES	2	750,025	—
COMBINED TOTAL	**47**	**12,822,992**	**7,242**
PORTFOLIO AT **12/31/03**			
RETAIL PROPERTIES	54	33,435,436	—
INDUSTRIAL PROPERTIES	4	254,791	—
TOTAL	58	33,690,227	—
DEVELOPMENT			
RETAIL PROPERTIES	2	760,284	—
COMBINED TOTAL	**60**	**34,450,511**	—

12/31/03


100% RETAIL

$2,540 MILLION

○ MULTIFAMILY
○ RETAIL PROPERTIES

* Reconciliation to GAAP can be found on page 41.

EXPERIENCE THE NEW PREIT



WI
Valley View Mall
MA
Fairfield Mall
Swansea Mall
Dartmouth Mall
Viewmont Mall
Wyoming Valley Mall
Lycoming Mall
PA
NJ
PREIT
Shenango Valley Mall
Nittany Mall
Beaver Valley Mall
Logan Valley Mall
Chambersburg Mall
Washington Crown Center
Uniontown Mall
Valley Mall
Martinsburg Mall
DE
Rio Grande Mall
Francis Scott Key Mall
Prince Georges Plaza
MD
WV
VA
Crossroads Mall
Patrick Henry Mall
New River Valley Mall
NC
TN
Bradley Square Mall
Jacksonville Mall
The Commons at Magnolia
Magnolia Mall
Mount Berry Square
SC
AL
GA
Wiregrass Commons
FL
South Blanding Village

PREIT OWNED PROPERTIES

PREIT MANAGED PROPERTIES

☆ PREIT HEADQUARTERS



Laurel Mall
Susquehanna Valley Mall
Hudson Mall
Schuylkill Mall
Crest Plaza Shopping Center
Lehigh Valley Mall
Palmer Park Mall
Whitehall Mall
Phillipsburg Mall
South Mall
PA
NJ
Paxton Towne Centre
Creekview Shopping Center
Willow Grove Park
The Plaza at Willow Grove Park
Capital City Mall
Plymouth Meeting Mall
The Court at Oxford Valley
Metroplex Shopping Center
The Trolley Stop at Willow Grove Park
Red Rose Commons
Gladwyne
Northeast Tower Center
The Gallery at Market East
West Manchester Mall
17th & Chestnut
Exton Square Mall
The Bellevue
5th & Pine
Festival At Exton
Moorestown Mall
PREIT
Cherry Hill Mall
Home Depot Plaza
Springfield Park I & II
Echelon Mall
North Hanover Mall
Christiana Power Center I
MD
DE
Cumberland Mall

ENCLOSED MALLS

	City	State	Ownership Interest	Acquired	Square Feet
WIREGRASS COMMONS	DOTHAN	AL	100%	2003	634,648
MOUNT BERRY SQUARE	ROME	GA	100%	2003	478,059
FRANCIS SCOTT KEY MALL[1]	FREDERICK	MD	89%	2003	709,581
VALLEY MALL	HAGERSTOWN	MD	100%	2003	893,720
PRINCE GEORGES PLAZA	HYATTSVILLE	MD	100%	1998	752,953
DARTMOUTH MALL	DARTMOUTH	MA	100%	1997	616,692
CHERRY HILL MALL[2]	CHERRY HILL	NJ	73%	2003	1,274,293
MOORESTOWN MALL	MOORESTOWN	NJ	100%	2003	1,055,746
PHILLIPSBURG MALL[1]	PHILLIPSBURG	NJ	89%	2003	552,466
ECHELON MALL	VOORHEES	NJ	100%	2003	1,141,217
JACKSONVILLE MALL	JACKSONVILLE	NC	100%	2003	474,442
LEHIGH VALLEY MALL	ALLENTOWN	PA	50%	1973	1,055,339
SOUTH MALL[1]	ALLENTOWN	PA	89%	2003	403,535
LOGAN VALLEY MALL	ALTOONA	PA	100%	2003	781,634
CAPITAL CITY MALL	CAMP HILL	PA	100%	2003	608,621
CHAMBERSBURG MALL[1]	CHAMBERSBURG	PA	89%	2003	454,608
PALMER PARK MALL	EASTON	PA	100%	1972/2003	446,172
EXTON SQUARE MALL	EXTON	PA	100%	2003	1,086,954
SCHUYLKILL MALL	FRACKVILLE	PA	100%	2003	726,778
NORTH HANOVER MALL[1]	HANOVER	PA	89%	2003	449,186
LAUREL MALL	HAZLETON	PA	40%	1988	557,106
SHENANGO VALLEY MALL	HERMITAGE	PA	100%	2003	528,105
BEAVER VALLEY MALL	MONACA	PA	100%	2002	1,162,746
LYCOMING MALL[1]	PENNSDALE	PA	89%	2003	782,691
THE GALLERY AT MARKET EAST	PHILADELPHIA	PA	100%	2003	192,552
PLYMOUTH MEETING MALL	PLYMOUTH MEETING	PA	100%	2003	973,119
VIEWMONT MALL[1]	SCRANTON	PA	89%	2003	743,666
NITTANY MALL[1]	STATE COLLEGE	PA	89%	2003	532,079
UNIONTOWN MALL[1]	UNIONTOWN	PA	89%	2003	698,417

	City	State	Ownership Interest	Acquired	Square Feet
WASHINGTON CROWN CENTER[1]	WASHINGTON	PA	89%	2003	673,593
WYOMING VALLEY MALL	WILKES-BARRE	PA	100%	2003	911,062
WILLOW GROVE PARK	WILLOW GROVE	PA	100%	2000/2003	1,206,369
WEST MANCHESTER MALL[1]	YORK	PA	89%	2003	701,924
MAGNOLIA MALL	FLORENCE	SC	100%	1997	562,696
BRADLEY SQUARE MALL	CLEVELAND	TN	100%	2003	381,306
NEW RIVER VALLEY MALL[1]	CHRISTIANSBURG	VA	89%	2003	428,155
PATRICK HENRY MALL[1]	NEWPORT NEWS	VA	89%	2003	640,375
CROSSROADS MALL	BECKLEY	WV	100%	2003	450,083
MARTINSBURG MALL[1]	MARTINSBURG	WV	89%	2003	552,497
VALLEY VIEW MALL	LA CROSSE	WI	100%	2003	589,131
TOTAL ENCLOSED MALLS					27,864,316

(1) PREIT has an 89% ownership interest and a 99% economic interest in these properties.
(2) PREIT has a 73% ownership interest and is expected to purchase the remaining 27% in the second quarter of 2004.

POWER AND STRIP CENTERS

	City	State	Ownership Interest	Acquired	Square Feet
CHRISTIANA POWER CENTER I	NEWARK	DE	100%	1998	302,409
SOUTH BLANDING VILLAGE	JACKSONVILLE	FL	100%	1988/1990	106,657
RIO GRANDE MALL	RIO GRANDE	NJ	60%	1973	165,583
CREST PLAZA SHOPPING CENTER	ALLENTOWN	PA	100%	1964	249,122
WHITEHALL MALL	ALLENTOWN	PA	50%	1964	533,721
FESTIVAL AT EXTON	EXTON	PA	100%	1998	145,003
PAXTON TOWNE CENTRE	HARRISBURG	PA	100%	1999	717,541
RED ROSE COMMONS	LANCASTER	PA	50%	1998	463,042
THE COURT AT OXFORD VALLEY	LANGHORNE	PA	50%	1997	704,486
NORTHEAST TOWER CENTER	PHILADELPHIA	PA	100%	1998/1999	477,220
METROPLEX SHOPPING CENTER	PLYMOUTH MTG.	PA	50%	1999	778,190
SPRINGFIELD PARK I & II	SPRINGFIELD	PA	50%	1997/1998	272,500
CREEKVIEW SHOPPING CENTER	WARRINGTON	PA	100%	1999	425,002
THE COMMONS AT MAGNOLIA	FLORENCE	SC	100%	1999	230,644
TOTAL POWER AND STRIP CENTERS					5,571,120
TOTAL RETAIL PORTFOLIO					**33,435,436**



TRUSTEES

(1) MEMBER OF NOMINATING AND GOVERNANCE COMMITTEE
(2) MEMBER OF EXECUTIVE COMPENSATION AND HUMAN RESOURCES COMMITTEE
(3) MEMBER OF AUDIT COMMITTEE

FINANCIAL CONTENTS

SELECTED FINANCIAL INFORMATION

(in thousands of dollars, except per share amounts)

	Year Ended 12/31				
Funds From Operations	**2003**	**2002**	**2001**	**2000**	**1999**
Net Income allocable to common shareholders	$ 194,507	$ 23,678	$ 19,789	$ 32,254	$ 20,739
Minority Interest in Operating Partnership	3,298	1,307	1,481	2,844	1,208
Minority interest in discontinued operations	18,849	1,308	1,043	940	913
Gains on sales of interests in real estate	(16,199)	–	(2,107)	(10,298)	(1,763)
Gains on dispositions of discontinued operations	(178,121)	(4,085)	–	–	–
Depreciation and amortization:					
Wholly owned & consolidated partnerships, net	37,357	12,709	17,145	14,825	12,743
Unconsolidated partnerships & joint ventures	5,071	7,446	6,264	4,585	4,458
Discontinued operations	2,308	8,727	406	403	363
Excess purchase price over net assets acquired	–	–	423	291	195
Prepayment fee	–	77	255	–	55
Funds from operations[1]	**$ 67,070**	**$ 51,167**	**$ 44,699**	**$ 45,844**	**$ 38,911**

Supplemental Information

For wholly-owned properties and the Company's proportionate share of partnerships and joint ventures

	Year Ended 12/31				
	2003	**2002**	**2001**	**2000**	**1999**
Gross revenues from real estate	$ 170,517	$ 63,341	$ 50,637	$ 49,908	$ 41,703
Property operating expenses	(60,339)	(16,265)	(12,656)	(12,618)	(12,439)
	110,178	**47,076**	**37,981**	**37,290**	**29,264**
Interest and other income	887	711	361	1,385	1,144
Management company revenue	11,994	11,003	11,336	–	–
General and administrative expenses	(40,168)	(24,747)	(23,577)	(4,953)	(3,560)
	82,891	34,043	26,101	33,722	26,848
Interest expense	(35,318)	(15,378)	(12,306)	(11,102)	(11,115)
Depreciation and amortization	(37,616)	(12,969)	(9,348)	(6,888)	(6,573)
Equity in the income of PREIT-RUBIN, Inc.	–	–	–	(6,307)	(4,036)
Equity in the income of partnerships and joint ventures	7,231	7,449	6,540	7,366	6,178
Minority interest in Operating Partnership and properties	(4,192)	(1,307)	(1,481)	(2,844)	(1,209)
Discontinued operations	166,845	11,840	8,176	8,009	8,883
Gains on sales of real estate	16,199	–	2,107	10,298	1,763
Net income	196,040	23,678	19,789	32,254	20,739
Preferred dividends	(1,533)	–	–	–	–
Net income allocable to common shareholders	$ 194,507	$ 23,678	$ 19,789	$ 32,254	$ 20,739

Mortgage, Bank and Construction Loans Payable					
Wholly-owned properties					
Mortgage notes payable	$1,221,181	$319,751	$ 257,873	$247,449	$266,830
Bank loan payable	170,000	130,800	98,500	110,300	91,000
Construction loan payable	–	–	4,000	24,647	6,804
	$1,391,181	450,551	360,373	382,396	364,634
Company's share of partnerships and joint ventures					
Mortgage notes payable	109,582	166,728	145,803	111,457	113,670
Bank and construction loans payable	–	–	–	30,929	11,149
Total mortgage, bank and construction loans payable	**$1,500,763**	**$ 617,279**	**$506,176**	**$524,782**	**$489,453**

Certain prior year amounts have been reclassified to conform with current year presentation.

(1) Funds from operations ("FFO") is defined as income before gains (losses) on property sales and extraordinary items (computed in accordance with generally accepted accounting principles ("GAAP") plus real estate depreciation and similar adjustments for unconsolidated joint ventures after adjustments for non-real estate depreciation and amortization for financing costs. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating preformance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures reported by other companies. For additional information about FFO, please refer to page 55.

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars, except per share amounts)	Year Ended 12/31/03	Year Ended 12/31/02
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 2,263,866	$ 423,046
Multifamily properties	–	290,607
Construction in progress	20,231	23,272
Industrial properties	2,504	2,504
Total investments in real estate	**2,286,601**	**739,429**
Less accumulated depreciation	(78,416)	(136,733)
	2,208,185	**602,696**
Investments in and advances to partnerships and joint ventures, at equity	13,109	25,361
	2,221,294	**628,057**
Other assets:		
Assets held for sale	156,574	–
Cash and cash equivalents	48,629	13,553
Rents and sundry receivables (net of allowance for doubtful accounts of $5,379 and $965, respectively)	27,675	13,243
Intangible assets (net of accumulated amortization of $11,432 and $1,519, respectively)	181,544	19,100
Deferred costs and other assets, net	49,764	29,710
	$ 2,685,480	**$ 703,663**
Liabilities:		
Mortgage notes payable	$ 1,221,181	$ 319,751
Bank loan payable	170,000	130,800
Liabilities of assets held for sale	71,341	–
Tenants' deposits and deferred rents	13,099	5,046
Accrued expenses and other liabilities	73,573	27,581
Total liabilities	**1,549,194**	**483,178**
Minority Interest		
Minority interest in properties	8,591	–
Minority interest in Operating Partnership	104,061	32,472
	112,652	**32,472**
Commitments and contingencies (Note 11)		
Shareholders' Equity:		
Shares of beneficial interest, $1 par value per share; 100,000,000 shares authorized; issued and outstanding 35,544,000 shares at December 31, 2003 and 16,697,000 shares at December 31, 2002	35,544	16,697
Non-convertible senior preferred shares, 11.00% cumulative, $.01 par value per share; 2,475,000 shares authorized; 2,475,000 shares issued and outstanding at December 31, 2003 (Note 6)	25	–
Capital contributed in excess of par	877,445	216,769
Deferred compensation	(3,196)	(2,513)
Accumulated other comprehensive loss	(2,006)	(4,366)
Retained earnings (distributions in excess of net income)	115,822	(38,574)
Total shareholders' equity	**1,023,634**	**188,013**
	$ 2,685,480	**$ 703,663**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of dollars, except per share amounts)	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Revenue:			
Real estate revenues:			
Base rent	$ 112,117	$ 46,022	$ 36,523
Expense reimbursements	47,970	12,959	9,843
Percentage rent	4,281	1,948	1,680
Lease termination revenue	985	754	813
Other real estate revenues	5,164	1,658	1,778
Total real estate revenues	**170,517**	**63,341**	**50,637**
Management company revenue	11,994	11,003	11,336
Interest and other income	887	711	361
Total Revenue	**183,398**	**75,055**	**62,334**
Expenses:			
Property operating expenses:			
Property payroll and benefits	(9,369)	(3,586)	(2,838)
Real estate and other taxes	(15,587)	(4,322)	(3,143)
Utilities	(10,043)	(1,031)	(799)
Other operating expenses	(25,340)	(7,326)	(5,876)
Total property operating expenses	**(60,339)**	**(16,265)**	**(12,656)**
Depreciation and amortization	(37,616)	(12,969)	(9,348)
General and administrative expenses:			
Corporate payroll and benefits	(20,831)	(14,138)	(13,286)
Other general and administrative expenses	(19,337)	(10,609)	(10,291)
Total general and administrative expenses	**(40,168)**	**(24,747)**	**(23,577)**
Interest expense	(35,318)	(15,378)	(12,306)
Total expenses	**(173,441)**	**(69,359)**	**(57,887)**
Income before equity in income of partnerships and joint ventures, gains on sales of interests in real estate, minority interest and discontinued operations	9,957	5,696	4,447
Equity in income of partnerships and joint ventures	7,231	7,449	6,540
Gains on sales of interests in real estate	16,199	–	2,107
Income before minority interest and discontinued operations	**33,387**	**13,145**	**13,094**
Minority interest in properties	(894)	–	–
Minority interest in Operating Partnership	(3,298)	(1,307)	(1,481)
Income from continuing operations	**29,195**	**11,838**	**11,613**
Discontinued operations:			
Income from discontinued operations	7,581	9,063	9,219
Gains on sales of real estate	178,121	4,085	–
Minority interest in properties	(8)	–	–
Minority interest in Operating Partnership	(18,849)	(1,308)	(1,043)
Income from discontinued operations	**166,845**	**11,840**	**8,176**
Net income	196,040	23,678	19,789
Preferred dividends	(1,533)	–	–
Net income allocable to common shareholders	**$ 194,507**	**$ 23,678**	**$ 19,789**

See accompanying notes to consolidated financial statements.

EARNINGS PER SHARE

(in thousands of dollars, except per share amounts)	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Income from continuing operations	$ 29,195	$ 11,838	$ 11,613
Preferred dividend	(1,533)	–	–
Income from continuing operations allocable to common shareholders	**$ 27,662**	**$ 11,838**	**$ 11,613**
Income from discontinued operations	**$ 166,845**	**$ 11,840**	**$ 8,176**
Basic earnings per share			
Income from continuing operations	$ 1.36	$ 0.73	$ 0.79
Income from discontinued operations	8.18	0.74	0.56
	$ 9.54	**$ 1.47**	**$ 1.35**
Diluted earnings per share			
Income from continuing operations	$ 1.33	$ 0.72	$ 0.79
Income from discontinued operations	8.03	0.72	0.56
	$ 9.36	**$ 1.44**	**$ 1.35**
(in thousands)			
Weighted-average shares outstanding—basic	20,390	16,162	14,657
Effect of unvested restricted shares and share options issued	394	226	27
Weighted-average shares outstanding—diluted	**20,784**	**16,388**	**14,684**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2003, 2002 and 2001

(in thousands of dollars, except per share amounts)	Shares of Beneficial Interest $1 Par	Preferred Shares $.01 Par	Capital Contributed in Excess of Par	Deferred Compensation	Accumulated Other Comprehensive Loss	(Distributions in Excess of Net Income) Retained Earnings	Total Shareholders' Equity
Balance, January 1, 2001	**$ 13,628**	**$ –**	**$ 151,117**	**$ (1,812)**	**$ –**	**$ (19,027)**	**$ 143,906**
Comprehensive Income:							
Net income	–	–	–	–	–	19,789	19,789
Other comprehensive loss	–	–	–	–	(3,520)	–	(3,520)
Total comprehensive income							16,269
Shares issued under equity offering	2,000	–	42,274	–	–	–	44,274
Shares issued upon exercise of options	7	–	129	–	–	–	136
Shares issued upon conversion of operating partnership units	130	–	2,730	–	–	–	2,860
Shares issued under share purchase plans	47	–	855	–	–	–	902
Shares issued under equity incentive plan, net of retirements	64	–	1,293	(730)	–	–	627
Amortization of deferred compensation	–	–	–	1,156	–	–	1,156
Distributions paid to shareholders ($2.04 per share)	–	–	–	–	–	(29,845)	(29,845)
Balance, December 31, 2001	**$ 15,876**	**$ –**	**$ 198,398**	**$ (1,386)**	**$ (3,520)**	**$ (29,083)**	**$ 180,285**
Comprehensive income:							
Net income	–	–	–	–	–	23,678	23,678
Other comprehensive income	–	–	–	–	566	–	566
Hedging activity attributable to development activities	–	–	–	–	(1,412)	–	(1,412)
Total comprehensive income							22,832
Shares issued upon exercise of options	121	–	2,421	–	–	–	2,542
Shares issued upon conversion of operating partnership units	316	–	7,087	–	–	–	7,403
Shares issued under distribution reinvestment and share purchase plan	249	–	5,884	–	–	–	6,133
Shares issued under share purchase plans	17	–	326	–	–	–	343
Shares issued under equity incentive plan, net of retirements	118	–	2,653	(3,137)	–	–	(366)
Amortization of deferred compensation	–	–	–	2,010	–	–	2,010
Distributions paid to shareholders ($2.04 per share)	–	–	–	–	–	(33,169)	(33,169)
Balance, December 31, 2002	**$ 16,697**	**$ –**	**$ 216,769**	**$ (2,513)**	**$ (4,366)**	**$ (38,574)**	**$ 188,013**
Comprehensive income:							
Net income	–	–	–	–	–	196,040	196,040
Other comprehensive income	–	–	–	–	2,360	–	2,360
Total comprehensive income							198,400
Shares issued under equity offering	6,325	–	179,028	–	–	–	185,353
Shares issued upon exercise of options, net of retirements	219	–	4,775	–	–	–	4,994
Shares issued upon conversion of operating partnership units	172	–	4,916	–	–	–	5,088
Shares issued under share purchase plans	14	–	442	–	–	–	456
Shares issued under distribution reinvestment and share purchase plan	295	–	9,296	–	–	–	9,591
Shares issued under equity incentive plan, net of retirements	97	–	2,361	(3,010)	–	–	(552)
Preferred shares issued under Crown Merger	–	25	143,278	–	–	–	143,303
Shares of beneficial interest issued under Crown Merger	11,725	–	316,580	–	–	–	328,305
Amortization of deferred compensation	–	–	–	2,327	–	–	2,327
Distributions paid to shareholders ($2.07 per share)	–	–	–	–	–	(41,644)	(41,644)
Balance, December 31, 2003	**$ 35,544**	**$ 25**	**$ 877,445**	**$ (3,196)**	**$ (2,006)**	**$ 115,822**	**$1,023,634**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Cash Flows from Operating Activities:			
Net income	$ 196,040	$ 23,678	$ 19,789
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	39,962	21,411	17,974
Amortization of deferred financing costs	2,966	1,156	672
Provision for doubtful accounts	2,948	837	533
Amortization of deferred compensation	2,327	2,010	1,156
Minority interest	23,049	2,615	2,524
Gains on sales of interests in real estate	(194,320)	(4,085)	(2,107)
Change in assets and liabilities:			
Net change in other assets	(14,669)	(19,078)	(5,615)
Net change in other liabilities	10,893	2,612	5,253
Net cash provided by operating activities	**69,196**	**31,156**	**40,179**
Cash Flows from Investing Activities:			
Investments in wholly-owned real estate, net of cash acquired	(501,331)	(25,206)	(14,463)
Investments in construction in progress	(19,374)	(10,043)	(29,234)
Investments in partnerships and joint ventures	(4,863)	(1,686)	(1,732)
Cash distributions from partnerships and joint ventures in excess of equity in income	2,102	3,958	8,232
Cash proceeds from sales of interests in partnerships	10,944	–	3,095
Cash proceeds from sales of wholly-owned real estate	207,441	8,930	7,058
Net cash received from PREIT-RUBIN, Inc.	–	–	1,616
Net cash used in investing activities	**(305,081)**	**(24,047)**	**(25,428)**
Cash Flows from Financing Activities:			
Principal installments on mortgage notes payable	(13,237)	(5,014)	(4,575)
Proceeds from mortgage notes payable	134,250	12,800	15,000
Repayment of mortgage notes payable	(42,000)	(13,039)	–
Repayment of construction loan payable	–	(4,000)	(20,647)
Net borrowing (payment) from revolving credit facility	39,200	32,300	(11,800)
Payment of deferred financing costs	(5,252)	(154)	(432)
Shares of beneficial interest issued, net of issuance costs	205,293	10,784	48,348
Distributions paid to shareholders	(41,644)	(33,169)	(29,845)
Distributions paid to OP Unit holders and minority partners	(5,649)	(4,322)	(6,633)
Net cash provided by (used in) financing activities	**270,961**	**(3,814)**	**(10,584)**
Net change in cash and cash equivalents	35,076	3,295	4,167
Cash and cash equivalents, beginning of period	13,553	10,258	6,091
Cash and cash equivalents, end of period	**$ 48,629**	**$ 13,553**	**$ 10,258**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002 and 2001

1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS | Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity REITs in the United States, has a primary investment focus on retail shopping malls and power centers located in the eastern United States. The retail properties have a total of approximately 33.4 million square feet, of which the Company and its joint venture partners own approximately 26.5 million square feet. The Company's portfolio currently consists of 58 properties in 14 states and includes 40 shopping malls, 14 strip and power centers and four industrial properties.

The Company's interests in its properties are held through PREIT Associates, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2003, the Company held a 90.9% interest in the Operating Partnership and consolidates it for reporting purposes. The presentation of consolidated financial statements does not itself imply that the assets of any consolidated entity (including any special-purpose entity formed for a particular project) are available to pay the liabilities of any other consolidated entity, or that the liabilities of any consolidated entity (including any special-purpose entity formed for a particular project) are obligations of any other consolidated entity.

Pursuant to the terms of the partnership agreement, each of the other limited partners of the Operating Partnership has the right to redeem his/her interest in the Operating Partnership for cash or, at the election of the Company, the Company may acquire such interest for shares of the Company on a one-for-one basis, in some cases beginning one year following the respective issue date of the interest in the Operating Partnership and in some cases immediately.

INVESTMENT IN PREIT-RUBIN, INC. | As of December 31, 2000, the Operating Partnership held a 95% economic interest in PREIT-RUBIN, Inc. ("PRI") through its ownership of 95% of PRI's stock, which represented all of the nonvoting common stock of PRI.

Effective January 1, 2001, in exchange for Company shares valued at approximately $0.5 million, the Operating Partnership acquired the 5% minority interest representing all of the voting common stock in PRI, which is now 100% owned by the Operating Partnership. Also effective January 1, 2001, PRI was converted to a Taxable REIT Subsidiary, as defined under the Internal Revenue Code. As a Taxable REIT Subsidiary, PRI is able to pursue certain business opportunities not previously available under the rules governing REITs. On January 1, 2001, the Company also formed PREIT Services, LLC ("PREIT Services") for the purpose of managing the Company's wholly-owned properties that were previously managed by PRI.

Prior to January 1, 2002, excess of the Company's investment over the underlying equity in the net assets of PRI ($9.0 million at December 31, 2003) was amortized using a 35 year life. Effective January 1, 2002, this amount is no longer amortized (see Goodwill and Other Intangible Assets, below).

CONSOLIDATION | The Company consolidates its accounts and the accounts of the Operating Partnership and other controlled subsidiaries and ventures and reflects the remaining interest in the Operating Partnership as minority interest. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with current year presentation.

PARTNERSHIP AND JOINT VENTURE INVESTMENTS | The Company accounts for its investment in partnerships and joint ventures which it does not control using the equity method of accounting. These investments, which represent 40% to 60% noncontrolling ownership interests at December 31, 2003, are recorded initially at the Company's cost and subsequently adjusted for the Company's net equity in income and cash contributions and distributions.

STATEMENTS OF CASH FLOWS | The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. Cash paid for interest including interest related to discontinued operations, net of amounts capitalized, was $42.6 million, $27.5 million and $23.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, cash and cash equivalents totaling $48.6 million and $13.6 million, respectively, included tenant escrow deposits of $2.7 million and $2.8 million, respectively.

SIGNIFICANT NON-CASH TRANSACTIONS | The following table summarizes the significant non-cash activities related to property acquisitions in 2003 and 2002. There were no property acquisitions in 2001 (in thousands of dollars):

	Year Ended December 31,			
	2003			2002
	Crown Merger	Rouse Property Acquisition	Willow Grove Park Acquisition 70%	Beaver Valley Mall Acquisition
Mortgages assumed	$ 596,666	$ 276,588	$ 76,876[1]	$ 48,153
Common shares	328,305	–	–	–
Preferred shares	143,303	–	–	–
OP units[2]	47,690	17,144	–	–
Options	690	–	–	–
Working capital	20,852	–	–	–
Debt premium	55,141	18,488	5,152	–

(1) *Amounts represent the increase in the Company's proportionate share of the assumed mortgage debt.*

(2) *The Company also issued 71,967 of OP Units valued at $2.3 million in connection with the acquisition of the IKEA parcel.*

REVENUE RECOGNITION | The Company derives over 90% of its revenues from tenant rents and other tenant related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above- and below-market intangibles and straight-line rents. The Company records base rents on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The difference between base rent and straight-line rent is a non-cash increase or decrease to rental income. The straight-line rent adjustment increased revenue by approximately $2.6 million in 2003, $0.8 million in 2002 and $0.8 million in 2001. The significant increase in 2003 was due to property acquisitions. Amortization of above- and below-market lease intangibles decreased revenue by $0.4 million and $0.1 million in 2003 and 2002, respectively, as described below under "Intangible Assets." Such amortization was not required to be recorded prior to 2002.

Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways, either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Deferred revenue represents rental revenue received from tenants prior to their due dates. Certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs. Expense reimbursement payments generally are made monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. These increases/decreases are non-cash changes to rental income. As of December 31, 2003 and 2002, the Company accrued income of $1.4 million and $0.6 million respectively, because reimbursable expense levels were greater than amounts billed. Shortly after the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is credited or billed to the tenant, depending on whether the tenant paid too much or too little during the year. Termination fee income is recognized in the period when a termination agreement is signed and the Company is no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

The Company's other significant source of revenues comes from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity. These activities collectively are referred to as "management fees" in the consolidated statement of income. There are no significant cash versus accrual differences for these activities.

No tenant represented 10% or more of the Company's rental revenue in any period presented.

CAPITALIZATION OF COSTS | It is the Company's policy to capitalize interest, real estate taxes and salaries related to properties under development and to depreciate these costs over the life of the related assets. For the years ended December 31, 2003, 2002 and 2001, the Company capitalized interest of $0.8 million, $0.7 million and $2.0 million, respectively and real estate taxes of $0.1 million, $0.1 million and $0.1 million, respectively.

The Company capitalizes as deferred costs certain expenditures related to the financing and leasing of certain properties. Capitalized financing costs are amortized over the term of the related loans and leasing commissions are amortized over the term of the related leases.

The Company records certain deposits associated with planned future purchases of real estate as assets when paid. These deposits are transferred to the properties upon consummation of the transaction. The Company capitalizes certain internal costs associated with properties held for future development. These costs were approximately $0.9 million, $0.7 million and $0.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company capitalizes repairs and maintenance costs that extend the useful life of the asset and that meet certain minimum cost thresholds. Costs that do not meet these thresholds, or do not extend the asset lives, are expensed as incurred.

REAL ESTATE | The Company, for financial reporting purposes, depreciates its buildings, furniture, fixtures and tenant improvements over their estimated useful lives of 3 to 50 years, using the straight-line method of depreciation. Depreciation expense on real estate assets was $27.6 million, $12.3 million and $9.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. For federal income tax purposes, the Company uses the straight-line method of depreciation and the useful lives prescribed by the Internal Revenue Code.

Land, buildings and fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land Improvements	15 years
Furniture / Fixtures	3-10 years
Tenant Improvements	Lease term

Assessment by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires management to make estimates as to the recoverability of such assets.

Gains from sales of real estate properties and interests in partnerships and joint ventures generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66 – "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by the Company with the properties sold.

INTANGIBLE ASSETS | The Company accounts for its property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on management's estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors involving the Company's expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that the Company records.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. The Company's methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered, (i) value of in-place leases, (ii) above- below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the estimated weighted-average remaining lease lives. The Company generally uses a weighted-average life of seven years for this purpose.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases including renewal options.

The Company allocates no value to customer relationship intangibles if the Company has pre-existing business relationships with the major retailers in the acquired property because the customer relationships associated with the acquired property provide no incremental value over the Company's existing relationships.

The following table presents the Company's intangible assets and liabilities as of December 31, 2003 and 2002, (in thousands of dollars):

	Year Ended December 31,			
	2003			2002
	Real Estate Held for Investment	Non-Core Properties[4]	Total	Real Estate Held for Investment[5]
Value of in-place lease intangibles	$ 158,631[1]	$ 34,901	$ 193,532	$ 1,601
Above-market lease intangibles	13,872[2]	869	14,741	819
Sub-total	**172,503**	**35,770**	**208,273**	**2,420**
Goodwill (see below)	9,041	–	9,041	16,680
Total intangible assets	**$ 181,544**	**$ 35,770**	**$ 217,314**	**$ 19,100**
Below-market lease intangibles	**$ (12,009)[3]**	**$ (911)**	**$ (12,920)**	**$ (793)**

(1) *Includes $115.5 million related to properties acquired in connection with the Crown merger, $26.2 million related to properties acquired in connection with the acquisitions from The Rouse Company and $16.9 million related to other acquisitions.*

(2) *Includes $8.0 million related to properties acquired in connection with the Crown merger, $5.0 million related to properties acquired in connection with the acquisitions from The Rouse Company and $0.9 million related to other acquisitions.*

(3) *Includes $7.3 million related to properties acquired in connection with the Crown merger, $3.8 million related to properties acquired in connection with the acquisitions from the Rouse Company and $0.9 million related to other acquisitions.*

(4) *Represents amounts recorded related to the acquisition of the Non-Core Properties in connection with the Crown Merger.*

(5) *Represents amounts recorded in connection with the acquisition of Beaver Valley Mall in 2002.*

Amortization expense recorded during the years ended December 31, 2003 and 2002 for the value of in-place leases totaled $9.4 million and $0.2 million, respectively. The amortization of above- and below-market leases resulted in a net reduction in rental income of $0.4 million and $0.1 million during the years ended December 31, 2003 and 2002, respectively.

The Company's intangible assets will amortize in the next five years and thereafter as follows (in thousands of dollars):

Year Ended December 31,	In-Place Lease Intangibles[1]	Above (Below) Market Leases
2004	$ 25,044	$ 851
2005	25,044	813
2006	23,872	497
2007	22,686	431
2008	22,686	483
2009 and thereafter	39,299	(1,254)
	$ 158,631	**$ 1,821**

(1) *In accordance with SFAS No. 144 (see below), in-place lease intangibles of properties held-for-sale are not amortized.*

LONG-LIVED ASSETS | Statement of Financial Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS No. 144"), provides a single accounting model for long-lived assets classified as held-for-sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002.

The Company generally considers assets to be held-for-sale when the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. When assets are identified by management as held-for-sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs of such assets. If, in management's opinion, the net sales price of the assets that have been identified as held-for-sale is less than the net book value of the assets, a valuation allowance is established. Such held-for-sale assets and liabilities related to assets classified as held-for-sale are presented separately in the consolidated balance sheet.

ASSET IMPAIRMENT | On a periodic basis, management assesses whether there are any indicators that the value of the Company's real estate properties may be impaired. A property's value is considered impaired only if management's estimate of the aggregate future cash flows – undiscounted and without interest charges – to be generated by the property are less than the carrying value of the property. These estimates take into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact the Company's net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

DISCONTINUED OPERATIONS | Pursuant to the definition of a component of an entity in SFAS No. 144, assuming no significant continuing involvement, a sold real estate property is considered a discontinued operation. In addition, properties classified as held-for-sale are considered discontinued operations. Properties classified as discontinued operations for 2003 and 2002 were reclassified as such in the accompanying consolidated statement of income for each of 2003, 2002 and 2001. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. Certain prior period amounts have been restated to conform with current year presentation in accordance with SFAS No. 144. Please refer to Note 2 below for a description of the properties included in discontinued operations as of December 31, 2003. Investments in partnerships and joint ventures are excluded from the provisions of SFAS No. 144.

GOODWILL | The Company conducts an annual review of its goodwill balances for impairment to determine whether any adjustments to the carrying value of goodwill are required. The Company's intangible assets on the accompanying consolidated balance sheets at December 31, 2003 and December 31, 2002 include $9.0 million and $16.7 million, respectively (net of $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997. During 2003, $7.7 million of this goodwill was written off in connection with the sale of the multifamily properties.

Prior to January 1, 2002, goodwill was amortized over a 35 year period. The impact of goodwill amortization recorded in 2001 is as follows (in thousands of dollars, except per share amounts):

	Year Ended 12/31/01
Net income	$ 19,789
Impact of goodwill amortization	423
Adjusted net income	**$ 20,212**
Basic and diluted earnings per share	$ 1.35
Impact of goodwill amortization	0.03
Adjusted basic and diluted earnings per share	**$ 1.38**

INCOME TAXES | The Company has elected to qualify as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to remain so qualified. Accordingly, no provision for federal income taxes has been reflected in the accompanying consolidated financial statements.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Company's ordinary income plus 95% of the Company's capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. The Company has in the past distributed a substantial portion of its taxable income in the subsequent fiscal year and may also follow this policy in the future.

No provision for excise tax was made for the years ended December 31, 2003, 2002 and 2001, as no tax was due in those years.

The tax status of per share distributions paid to shareholders was composed of the following for the years ended December 31, 2003, 2002, and 2001:

	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Ordinary income	$ 1.20	$ 1.83	$ 1.80
Capital gains	0.79	0.08	0.24
Return of capital	0.08	0.13	–
	$ 2.07	**$ 2.04**	**$ 2.04**

PRI is subject to federal, state and local income taxes. The operating results of PRI include a benefit for income taxes. Tax benefits are fully reserved by PRI.

The aggregate cost basis for federal income tax purposes of the Company's investment in real estate was approximately $1,590 million and $672 million at December 31, 2003 and 2002, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS | Carrying amounts reported on the balance sheet for cash, accounts receivable, accounts payable and accrued expenses, and borrowings under the Company's Credit Facility approximate fair value due to the short-term nature of these instruments. The estimated fair value for fixed-rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to the Company for fixed-rate mortgages payable with similar terms and maturities. The Company's variable-rate debt has an estimated fair value that is approximately the same as the recorded amounts in the balance sheets.

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE | The Company makes estimates of the collectibility of its accounts receivable related to tenant rents including base rents, straight-line rentals, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable, historical bad debts, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company's net income because a higher bad debt reserve results in less net income.

DEBT PREMIUMS | Debt assumed in connection with property acquisitions is marked to market at the acquisition date and the premium is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease in interest expense.

OPERATING PARTNERSHIP UNIT CONVERSIONS | Shares issued upon conversion of OP Units are recorded at the book value of the OP Units.

DERIVATIVE FINANCIAL INSTRUMENTS | The Company accounts for its derivative financial instruments under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133" ("SFAS No. 138"). Specifically, SFAS No. 133 requires the Company to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity, comprehensive income, or net income depending on whether the derivative instrument qualifies as an effective hedge for accounting purposes and, if so, the nature of the hedging activity.

USE OF ESTIMATES | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION EXPENSE | Effective January 1, 2003, the Company adopted the expense recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company values stock options issued using the Black-Scholes option-pricing model and recognizes this value as an expense over the period in which the options vest. Under this standard, recognition of expense for stock options is prospectively applied to all options granted after the beginning of the year of adoption. Prior to 2003, the Company followed the intrinsic method set forth in APB Opinion 25, Accounting for Stock Issued to Employees. The compensation expense associated with the stock options is included in general and administrative expenses in the accompanying consolidated statements of operations.

In December 2002, Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123" amended Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 148") to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements.

Under the prospective method of adoption selected by the Company under the provisions of SFAS No. 148, compensation cost was recognized in 2003 as if the recognition provisions of SFAS No. 123 had been applied from the date of adoption to awards granted after January 1, 2003. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands of dollars, except per share amounts).

	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Net income allocable to common shareholders	$ 194,507	$ 23,678	$ 19,789
Add: Stock-based employee compensation expense included in reported net income	2,487	2,008	1,156
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,629)	(2,145)	(1,293)
Proforma net income allocable to common shareholders	**$ 194,365**	**$ 23,541**	**$ 19,652**
Earnings per share:			
Basic – as reported	**$ 9.54**	**$ 1.47**	**$ 1.35**
Basic – pro forma	**$ 9.53**	**$ 1.46**	**$ 1.34**
Diluted – as reported	**$ 9.36**	**$ 1.44**	**$ 1.35**
Diluted – pro forma	**$ 9.35**	**$ 1.44**	**$ 1.34**

EARNINGS PER SHARE | The difference between basic weighted-average shares outstanding and diluted weighted-average shares outstanding is the dilutive impact of common stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee stock compensation programs and outstanding stock options whose exercise price was less than the average market price of our stock during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS | *FIN 45* | In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees; including Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires that a liability be recognized at the inception of a guarantee issued or modified after December 31, 2002 whether or not payment under the guarantee is probable. For guarantees entered into prior to December 31, 2002, the interpretation requires certain information related to the guarantees be disclosed in the guarantor's financial statements. The disclosure requirements of this interpretation are effective for fiscal years ending after December 15, 2002. In the normal course of business, the Company has guaranteed certain indebtedness of others. These guarantees have historically been disclosed by the Company. Therefore the impact of the disclosure requirements will not be material to the Company's financial condition. The impact of adoption of the recognition provisions was not material to the Company's financial condition or results of operations as the Company historically has provided guarantees on a limited basis.

SFAS NO. 145 AND NO. 146 | During 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), and No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company has historically incurred these costs and expects it will continue to incur these costs as it refinances term debt prior to its maturity. SFAS No. 146 addresses financial accounting and reporting for exit and disposal costs. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The impact of the adoption of SFAS No. 145 and SFAS No. 146 was not material to the Company's financial condition or results of operations.

SFAS NO. 150 | In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 affects the accounting for certain financial instruments, including requiring companies having consolidated entities with specified termination dates to treat minority owners' interests in such entities as liabilities in an amount based on the fair value of the entities. Although SFAS No. 150 was originally effective July 1, 2003, the FASB has indefinitely deferred certain provisions related to classification and measurement requirements for mandatorily redeemable financial instruments that become subject to SFAS No. 150 solely as a result of consolidation including minority interests statements of operations for the year ended December 31, 2003. The impact of the adoption of SFAS No. 150 was not material to the Company's financial condition or results of operations.

FIN 46 | In January 2003, the FASB issued Interpretation No. 46, ("FIN 46") (revised December 2003 ("FIN 46R")), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R.replaces FIN 46. FIN 46R is applicable immediately to a variable interest entity created after January 31, 2003 and as of the first interim period ending after March 15, 2004 to those variable interest entities created before February 1, 2003 and not already consolidated under FIN 46 in previously issued financial statements. The Company did not create any variable interest entities after January 31, 2003. The

Company has analyzed the applicability of this interpretation to its structures created before February 1, 2003 and the Company does not believe its adoption will have a material effect on the Company's results of operations.

2 Real Estate Activities

Investments in real estate as of December 31, 2003 and 2002 are comprised of the following (in thousands of dollars):

	Year Ended 12/31/03	Year Ended 12/31/02
Buildings and improvements	$ 1,882,735	$ 608,544
Land	403,866	130,885
Total investments in real estate	**2,286,601**	**739,429**
Accumulated depreciation	(78,416)	(136,733)
Net investments in real estate	**$ 2,208,185**	**$ 602,696**

SIGNIFICANT ACQUISITIONS | *CROWN MERGER* | On November 20, 2003, the Company announced the closing of the merger of Crown American Realty Trust ("Crown") with and into the Company (the "Merger") in accordance with an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 13, 2003, by and among the Company, PREIT Associates, L.P., Crown and Crown American Properties, L.P. ("CAP"), a limited partnership of which Crown was the sole general partner before the Merger. Through the Merger and related transactions, the Company acquired 26 wholly-owned regional shopping malls and the remaining 50% interest in Palmer Park Mall in Easton, Pennsylvania.

In the Merger, each Crown common share was automatically converted into the right to receive 0.3589 of a PREIT common share in a tax-free, share-for-share transaction. Accordingly, the Company issued approximately 11,725,175 of its common shares to the former holders of Crown common shares. In addition, the Company issued 2,475,000 11% non-convertible senior preferred shares to the former holders of Crown preferred shares in connection with the Merger. Also as part of the Merger, options to purchase a total of 30,000 Crown common shares were replaced with options to purchase a total of 10,764 PREIT common shares with a weighted average exercise price of $21.13 per share and options to purchase a total of 421,100 units of limited partnership interest in CAP were replaced with options to purchase a total of 151,087 PREIT common shares with a weighted average exercise price of $17.23 per share. In addition, a warrant to purchase 100,000 Crown common shares automatically was converted into a replacement warrant to purchase 35,890 PREIT common shares at an exercise price of $25.08 per share.

The value of shares of beneficial interest, preferred shares, OP Units, options and warrants issued in connection with the merger with Crown were determined based on the closing market value of the related securities on May 13, 2003, the date on which the financial terms of the merger with Crown were substantially complete.

The following table summarizes the assets acquired, liabilities assumed and funding sources associated with the Crown merger. These amounts were recorded at the estimated fair value as determined by management, based on information available and on assumptions of future performance. This allocation of purchase price, as well as the purchase price allocations made in connection with the Company's other 2003 acquisitions, is subject to revisions, in accordance with GAAP, during the twelve-month period following the closings of the respective acquisitions. Management does not expect that any such revisions would be material (in thousands of dollars):

Land	$ 199,809
Building	929,558
Other fixed assets	101,143
In-place leases	153,246
Above-market leases	8,912
Total assets acquired	**$ 1,392,668**
Below-market leases	$ 8,223
Mortgages[1]	606,500
Mortgage debt premium	55,141
Minority interest	8,428
Other net liabilities	2,987
Total liabilities assumed	**$ 681,279**
Common shares	$ 328,305
Preferred shares	143,303
Operating partnership units	47,690
Line of credit borrowings	154,874
Cash	37,217
Total funding sources	**$ 711,389**

(1) *Amount includes $596.7 million related to Crown's mortgage debt, net of repayment of $7.5 million on one mortgage. Also includes $9.8 million related to the acquisition of the remaining 50% interest in Palmer Park Mall.*

As a result of the merger with Crown, in 2003, the Company incurred substantial integration and transition expenses as follows (in thousands of dollars):

Incentive Compensation	$ 4,261
Consulting Fees	1,662
Professional Fees	310
Travel/meeting costs	187
Total	**$ 6,420**

Immediately after the closing of the Merger, CAP contributed the remaining interest in all of its assets—excluding a portion of its interest in two partnerships—and substantially all of its liabilities to the Company's Operating Partnership in exchange for 1,703,214 units of limited partnership interest in the Operating Partnership ("OP Units"). The interest in the two partnerships retained by CAP is subject to a put-call arrangement involving 341,297 additional OP Units (see Note 11 under "Other").

In connection with the Merger, the Company also assumed from Crown approximately $443.8 million of a first mortgage loan that has a final maturity date of September 10, 2025 and is secured by a portfolio of 15 properties at an interest rate of 7.43% per annum. This rate remains in effect until September 10, 2008, the anticipated repayment date, at which time the loan can be prepaid without penalty. If not prepaid at that time, the interest rate thereafter will be equal to the greater of (i) 10.43% per annum, or (ii) the Treasury Rate plus 3.0% per annum. PREIT also assumed an additional $152.9 million in mortgages on certain properties with interest rates between 3.12% and 7.61% per annum. The Company also paid off all $154.9 million of outstanding indebtness under a Crown line of credit facility with borrowings under a new credit facility described in Note 4 "2003 Credit Facility."

Six of the properties acquired in connection with the Merger are considered to be non-strategic, and are currently being marketed and held-for-sale (the "Non-Core Properties"). The Non-Core Properties are: Bradley Square Mall in Cleveland, Tennessee; Martinsburg Mall in Martinsburg, West Virginia; Mount Berry Square Mall in Rome, Georgia;

Schuylkill Mall in Frackville, Pennsylvania; Shenango Valley Mall in Sharon, Pennsylvania, and West Manchester Mall in York, Pennsylvania.

ADDITIONAL 2003 AND 2002 ACQUISITIONS | The Company entered into a joint venture with Pennsylvania State Employee Retirement System ("PaSERS") in February 2000 to acquire Willow Grove Park, a retail mall in Willow Grove, Pennsylvania. The Company's interest was 0.01% at the time it entered the partnership that owns the property. Effective November 2001, the Company increased its ownership in the partnership that owns the property to 30%. In September 2003, the Company acquired the remaining 70% limited partnership interest from PaSERS. The purchase price of the 70% partnership interest was $45.5 million in cash, which the Company paid using a portion of the net proceeds of the Company's August 2003 equity offering. As of the date of the acquisition of the 70% interest, the partnership had $109.7 million in debt ($76.9 million of which is attributable to the acquisition of the remaining 70% interest), with an interest rate of 8.39% maturing in March 2006.

Also in September 2003, the Company purchased a 6.08 acre parcel and a vacant 160,000 square foot two story building adjacent to the Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania for $15.8 million, which included $13.5 million in cash paid to IKEA from the Company's August 2003 equity offering and approximately 72,000 OP Units paid to the holder of an option to acquire the parcel.

In April 2003, the Company acquired Moorestown Mall, The Gallery at Market East and Exton Square Mall from affiliated entities of The Rouse Company ("Rouse") and, in June 2003, the Company acquired Echelon Mall and Plymouth Meeting Mall from Rouse. In June 2003, the Company also acquired the ground lessor's interest in Plymouth Meeting Mall from the Teachers Insurance and Annuity Association ("TIAA"). In addition, in April 2003, New Castle Associates acquired Cherry Hill Mall from Rouse in exchange for New Castle Associates' interest in Christiana Mall, cash and the assumption by New Castle Associates of mortgage debt on Cherry Hill Mall. On that same date, the Company acquired a 49.9% ownership interest in New Castle Associates and, through subsequent contributions to New Castle Associates, increased its ownership interest to approximately 73%. The Company also obtained an option to acquire the remaining ownership interest in New Castle Associates (see Note 11 under "Other"). The aggregate purchase price for the Company's acquisition of the five malls from Rouse, for TIAA's ground lease interest in Plymouth Meeting Mall and for its interest in New Castle Associates (including the additional purchase price expected to be paid upon exercise of the Company's option to acquire the remaining interests in New Castle Associates) was $549.4 million, including approximately $237.4 million in cash, the assumption of $276.6 million in non-recourse mortgage debt and the issuance of approximately $35.0 million in OP Units. Certain former partners of New Castle Associates not affiliated with the Company exercised their special right to redeem for cash an aggregate of 261,349 OP Units issued to such partners at closing, and the Company paid to those partners an aggregate amount of approximately $7.7 million. In addition, the Company granted registration rights to the partners of New Castle Associates with respect to the shares underlying the OP Units issued or to be issued to them, other than those redeemed for cash following the closing.

Pan American Associates, the former sole general partner of New Castle Associates and one of the remaining limited partners of New Castle Associates, is controlled by Ronald Rubin, the Company's chairman and chief executive officer, and George Rubin, a trustee of the Company and president of the Company's management subsidiaries, PREIT-RUBIN, Inc. and PREIT Services, LLC.

New Castle Associates is consolidated for financial reporting purposes. The cost basis of New Castle Associates reflects the Company's investment in the joint venture at fair value, based on its approximate 73% ownership, plus its minority partners' investment, based on their approximate 27% ownership, at their historical cost.

In connection with the sale of Christiana Mall by New Castle Associates to Rouse, PREIT-RUBIN, Inc. ("PRI") received a brokerage fee of $2.0 million pursuant to a pre-existing management and leasing agreement between PRI and New Castle Associates. This fee was received by PRI prior to the Company's acquisition of its ownership interest in New Castle Associates. PRI also entered into a new management and leasing agreement with New Castle Associates for Cherry Hill Mall, which provides for a fee of 5.25% of all rents and other revenues received by New Castle Associates from the Cherry Hill Mall.

In October 2002, the Company acquired the 50% interest in Regency Lakeside Apartments that the Company did not previously own and consolidated the results of this property from the date of acquisition. The Company paid approximately $14.2 million for this remaining interest, including $9.6 million in the form of an assumed mortgage (representing the seller's 50% share of the mortgage), $2.5 million borrowed under a credit facility and $2.1 million in cash.

In July 2002, pursuant to the Contribution Agreement entered into in connection with the acquisition of The Rubin Organization in September 1997, the Company acquired the 11% interest in Northeast Tower Center and related parcels of land that it did not previously own. Northeast Tower Center is a retail power center located in Philadelphia, Pennsylvania. The purchase price for the acquisition consisted of 24,337 OP Units issued in 2002 and 6,290 OP Units issued in 2003, valued at an aggregate of $0.7 million.

In April 2002, the Company purchased Beaver Valley Mall located in Monaca, Pennsylvania for a purchase price of $60.8 million. The purchase was financed primarily through a $48.0 million mortgage and a $10.0 million bank borrowing. The bank borrowing was subsequently repaid. Also in 2002, the Company exercised an option to purchase a portion of the land on which Beaver Valley Mall is situated for $0.5 million.

PRO FORMA INFORMATION | Pro forma revenues, net income, basic net income per share and diluted net income per share for the twelve month periods ended December 31, 2003 and 2002, reflecting the purchases of the Crown properties, the Rouse properties, the remaining interest in Willow Grove, and Beaver Valley Mall, described above, as if the purchases took place on January 1, 2002, are presented below. The unaudited pro forma information presented within this footnote is not necessarily indicative of the results which actually would have occurred if the acquisitions had been completed on January 1, 2002, nor does the pro forma information purport to represent the results of operations for future periods (in thousands of dollars, except per share amounts):

	Year Ended 12/31/03	Year Ended 12/31/02
Revenues	$ 421,031	$ 412,950
Net income allocable to common shareholders	$ 210,449	$ 62,487
Basic net income per share	$ 6.42	$ 1.75
Diluted net income per share	$ 6.33	$ 1.74

The acquisitions were accounted for by the purchase method of accounting. The properties' results of operations have been included from their respective purchase dates.

DISPOSITIONS | The Company disposed of its entire portfolio of multifamily properties, which consisted of 15 wholly-owned properties and four properties in which the Company had a 50% joint venture interest, during the second and third quarters of 2003. During May and July 2003, the Company sold its 15 wholly-owned multifamily properties to MPM Acquisition Corp., an affiliate of Morgan Properties, Ltd., for a total sale price of $392.1 million (approximately $185.3 million of which consisted of assumed indebtedness). The sales of the Company's wholly-owned multifamily properties resulted in a gain of $178.1 million. The results of operations of these wholly-owned properties and the resulting gains on sale are presented as discontinued operations in the accompanying consolidated statements of income for all periods presented.

The Company sold its 50% interest in the four joint venture multifamily properties to its respective joint venture partners. Cambridge Hall Apartments in West Chester, Pennsylvania was sold in May 2003 for $6.7 million, inclusive of $2.5 million in assumed indebtedness. A gain of $4.4 million was recorded on the sale. Countrywood Apartments in Tampa, Florida was sold in May 2003 for $9.1 million, inclusive of $7.3 million in assumed indebtedness. A gain of $4.5 million was recorded on the sale. Fox Run Apartments in Warminster, Pennsylvania was sold in September 2003 for $5.0 million, inclusive of $2.7 million in assumed indebtedness. A gain of $3.9 million was recorded on the sale. Will-O-Hill Apartments in Reading, Pennsylvania was sold in September 2003 for $3.6 million, inclusive of $0.8 million in assumed indebtedness. A gain of $2.2 million was recorded on the sale. The results of operations of these equity method investments and the resultant gains on sales are presented in continuing operations for all periods presented.

A substantial portion of the gain on the sale of the wholly-owned multifamily properties met the requirements for a tax deferred exchange with the properties acquired from Rouse.

In January 2003, the Company sold a parcel of land located at Crest Plaza Shopping Center located in Allentown, Pennsylvania for $3.2 million. The Company recognized a gain of $1.1 million in 2003 as a result of this sale.

In July 2002, the Company sold Mandarin Corners shopping center in Jacksonville, Florida for $16.3 million. The Company recorded a gain on the sale of approximately $4.1 million. In accordance with the provisions of SFAS No.144, the operating results and gain on sale of Mandarin Corners shopping center are included in discontinued operations for all periods presented.

In January 2001, a partnership in which the Company owns a 50% interest sold an undeveloped parcel of land adjacent to the Company-owned Metroplex Shopping Center in Plymouth Meeting, Pennsylvania, for approximately $7.6 million. The Company recorded a nominal gain on the land sale.

In March 2001, the Company sold its interest in Ingleside Shopping Center, located in Thorndale, Pennsylvania for $5.1 million. The Company recorded a gain on the sale of the property of approximately $1.8 million.

In May 2001, the Company sold a parcel of land at Paxton Towne Centre in Harrisburg, Pennsylvania for $6.3 million resulting in a gain of $1.3 million.

In June 2001, the Company sold a parcel of land at Commons of Magnolia in Florence, South Carolina. The Company received cash at the closing of approximately $1.3 million, and after the completion of the project, received a development fee of $1.5 million for the construction of the store that was built on the site, for total proceeds from the transaction, of $2.8 million. The Company recorded a loss on this transaction of $1.0 million.

DISCONTINUED OPERATIONS | In accordance with SFAS No. 144, the Company has presented as discontinued operations the operating results of (i) its wholly-owned multifamily portfolio, (ii) Non-Core Properties and (iii) Mandarin Corners.

The following table summarizes revenue and expense information for the wholly-owned multifamily portfolio, the Non-Core Properties and Mandarin Corners (in thousands of dollars):

	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Real Estate Revenues	$ 28,891	$ 52,263	$ 51,248
Expenses			
Property Operating Expenses	(13,342)	(21,472)	(20,746)
Depreciation and Amortization	(2,309)	(8,727)	(8,428)
Interest Expense	(5,659)	(13,001)	(12,855)
Total Expenses	**(21,310)**	**(43,200)**	**(42,029)**
Income from discontinued operations	7,581	9,063	9,219
Gains on sales of real estate	178,121	4,085	–
Minority Interest	(18,857)	(1,308)	(1,043)
Income from discontinued operations	**$ 166,845**	**$ 11,840**	**$ 8,176**

DEVELOPMENT ACTIVITY | As of December 31, 2003, the Company has capitalized $11.9 million for proposed development activities. Of this amount, $10.4 million is included in deferred costs and other assets in the accompanying consolidated balance sheets, and the remaining $1.5 million is included in investments in and advances to partnerships and joint ventures. The Company capitalizes direct costs associated with development activities such as legal fees, interest, real estate taxes, certain internal costs, surveys, civil engineering surveys, environmental testing costs, traffic and feasibility studies and deposits on land purchase contracts. Deposits on land purchase contracts were $1.2 million at December 31, 2003, of which $0.1 million was refundable and $1.1 million was non-refundable.

3 Investments in Partnerships & Joint Ventures

The following table presents summarized financial information of the equity investments in the Company's unconsolidated partnerships and joint ventures as of December 31, 2003 and 2002 (in thousands of dollars):

	Year Ended 12/31/03	Year Ended 12/31/02
Assets		
Investments in real estate, at cost:		
Retail properties	$ 252,789	$ 450,837
Multifamily properties	–	23,334
Construction in progress	1,506	1,506
Total investments in real estate	**254,295**	**475,677**
Less: Accumulated depreciation	(63,647)	(92,492)
	190,648	**383,185**
Cash and cash equivalents	5,616	7,362
Deferred costs, prepaid real estate taxes and other, net	29,151	40,339
Total assets	**225,415**	**430,886**
Liabilities and Partners' equity		
Mortgage notes payable	223,763	381,873
Other liabilities	11,414	16,973
Total liabilities	**235,177**	**398,846**
Net equity	(9,762)	32,040
Less: Partners' share	(5,461)	24,760
Company's share	**(4,301)**	**7,280**
Excess investment[1]	9,316	10,435
Advances	8,094	7,646
Investment in and advances to partnerships and joint ventures[2]	**$ 13,109**	**$ 25,361**

(1) *Excess investment represents the unamortized difference of the Company's investment over the Company's share of the equity in the underlying net investment in the joint ventures. The excess investment is amortized over the life of the properties, and the amortization is included in equity in income of partnerships and joint ventures.*

(2) *Amounts are net of $17.6 million and $20.7 million at December 31, 2003 and 2002, respectively, of joint venture investments with deficit balances. These deficit balances are primarily the result of distributions received by the Company in excess of its investment and its equity in income of the joint ventures.*

Mortgage notes payable, which are secured by seven of the joint venture properties, are due in installments over various terms extending to the year 2013 with interest rates ranging from 6.00% to 8.02% and a weighted-average interest rate of 7.47% at December 31, 2003. The liability under each mortgage note is limited to the partnership or joint venture that owns the particular property. The Company's proportionate share, based on its respective partnership interest, of principal payments due in the next five years and thereafter is as follows (in thousands of dollars):

	Company's Proportionate Share			
Year Ended December 31,	Principal Amortization	Balloon Payments	Total	Property Total
2004	$ 2,069	$ –	$ 2,069	$ 4,189
2005	2,276	–	2,276	4,608
2006	2,330	21,750	24,080	48,219
2007	1,852	–	1,852	3,767
2008	1,967	6,129	8,096	16,259
2009 and thereafter	5,634	65,574	71,208	146,721
	$ 16,128	**$ 93,453**	**$ 109,581**	**$ 223,763**

The following table summarizes the Company's equity in income for the years ended December 31, 2003, 2002 and 2001 (in thousands of dollars):

	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Gross revenues from real estate	$ 82,018	$ 97,903	$ 94,272
Expenses:			
Property operating expenses	28,008	33,868	33,981
Refinancing prepayment penalty	–	–	510
Interest expense	25,633	31,417	30,229
Depreciation and amortization	13,676	17,434	16,363
Total expenses	**67,317**	**82,719**	**81,083**
Net income	14,701	15,184	13,189
Less: Partners' share	7,359	7,684	7,142
Company's share	**7,342**	**7,500**	**6,047**
Amortization of excess investment	(111)	(51)	493
Company's share of equity in income of partnerships and joint ventures	**$ 7,231**	**$ 7,449**	**$ 6,540**

The Company has a 50% partnership interest in Lehigh Valley Associates that is included in the amounts above. Summarized financial information as of December 31, 2003, 2002 and 2001 for this property, which is accounted for by the equity method, is as follows (in thousands of dollars):

	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Total assets	$ 18,130	$ 18,882	$ 19,729
Mortgages payable	47,353	48,520	49,599
Revenues	21,030	18,180	18,076
Property operating expenses	8,002	6,225	6,678
Interest expense	3,783	3,868	3,957
Net income	7,924	7,287	6,690
Company's share of equity in income of partnership	3,962	3,644	3,345

4 Mortgage Notes, Bank & Construction Loans Payable

MORTGAGE NOTES PAYABLE | Mortgage notes payable, which are secured by 30 of the Company's wholly-owned properties including three properties classified as held-for-sale, are due in installments over various terms extending to the year 2013 with interest at rates ranging from 3.12% to 10.60 % and a weighted-average interest rate of 7.18% at December 31, 2003. Principal payments are due as follows (in thousands of dollars):

Year Ended December 31,	Principal Amortization	Balloon Payments	Total
2004	$ 16,232	$ –	$ 16,232
2005	17,807	170,886	188,693
2006	16,078	107,308	123,386
2007	15,597	57,769	73,366
2008	13,629	467,296	480,925
2009 and thereafter	17,745	249,707	267,452
	$ 97,088	**$ 1,052,966**	**$ 1,150,054**
Debt premium			**71,127**
			$ 1,221,181

Principal payments are due as follows for the mortgage notes payable associated with three properties classified as held-for-sale (in thousands of dollars):

Year Ended December 31,	Principal Amortization	Balloon Payments	Total
2004	$ 2,603	$ –	$ 2,603
2005	2,974	–	2,974
2006	3,200	–	3,200
2007	3,442	–	3,442
2008	3,209	45,711	48,920
2009 and thereafter	–	–	–
	$ 15,428	**$ 45,711**	**$ 61,139**
Debt premium			**4,361**
			$ 65,500

The fair value of the mortgage notes payable was approximately $1,292.6 million at December 31, 2003 based on year-end interest rates and market conditions.

MORTGAGE FINANCING ACTIVITY | In June 2003, the Company refinanced its mortgage note payable secured by Moorestown Mall, in Moorestown, New Jersey. The $64.3 million mortgage has a 10-year term and bears interest at the fixed rate of 4.95% per annum. The proceeds from the mortgage note payable were used to repay the previously existing mortgage note secured by Moorestown Mall and to fund a portion of the purchase price for Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania and Echelon Mall in Voorhees, New Jersey.

In May 2003, the Company entered into a mortgage note payable secured by Dartmouth Mall, in Dartmouth, Massachusetts. The $70.0 million mortgage has a 10-year term and bears interest at the fixed rate of 4.95% per annum. The proceeds from the mortgage note payable were used to fund a portion of the purchase price for Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania and Echelon Mall in Voorhees, New Jersey.

In March 2002, the mortgage on Camp Hill Plaza Apartments in Camp Hill, Pennsylvania, was refinanced. The $12.8 million mortgage had a 10-year term and a fixed interest rate of 7.02% per annum. In connection with the refinancing, unamortized deferred financing costs of $0.1 million were written off and reflected as interest expense in the consolidated statements of income for the year ended December 31, 2002. This property was sold in 2003.

2003 CREDIT FACILITY | In November 2003, the Company completed the replacement of its $200 million secured line of credit with a $500 million unsecured revolving line of credit (the "Credit Facility"), with an option to increase the Credit Facility to $650 million under prescribed conditions. The Credit Facility bears interest at a rate between 1.5% and 2.5% per annum over LIBOR based on the Company's leverage. The availability of funds under the Credit Facility is subject to the Company's compliance with financial and other covenants and agreements, some of which are described below. The Credit Facility has a term of three years with an additional one year extension provided that there is no event of default at that time.

As of December 31, 2003 and 2002, $170.0 million and $130.8 million respectively, was outstanding on the Company's credit facilities. The weighted average interest rate based on amounts borrowed on the Company's credit facilities was 3.26%, 3.43% and 5.84% for the years ended December 31, 2003, 2002 and 2001, respectively. The interest rate at December 31, 2003 was 3.12%.

The Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis (all capitalized terms used in this paragraph shall have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 80% of the Tangible Net Worth of the Company as of December 31, 2003 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2003 by the Company or any of its Subsidiaries minus the carrying value attributable to any Preferred Stock of the Company or any Subsidiary redeemed after December 31, 2003; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1; (3) a minimum ratio of EBITDA to Interest Expense of 1.90:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.50:1; (5) maximum Investments in unimproved real estate not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary, not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (8) not in excess of 15.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 10.0% of Gross Asset Value; (12) an aggregate amount of projected rentable square footage of all development properties subject to binding leases of not less than 50% of the aggregate amount of projected rentable square footage of all such development properties; (13) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (14) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; (15) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1; and (16) a minimum ratio of EBITDA to Indebtedness of 0.130:1. As of December 31, 2003, the Company was in compliance with all of these debt covenants.

5 Derivative Instruments & Hedging Activities

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS No. 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2003, such derivatives were used to hedge the variable cash flows associated with the Company's former credit facility that expired in the fourth quarter of 2003.

As of December 31, 2003, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes and does not currently have any derivatives that are not designated as hedges.

In August 2003, the Company terminated its two derivative financial instruments contracts with an aggregate notional value of $75.0 million, and an original maturity date of December 15, 2003. An expense of $1.2 million was recorded in connection with the termination of the Company's interest rate swap agreements and is reflected in other general and administrative expenses on the consolidated statements of income.

For the Company's cash flow hedges, the fair value is recognized temporarily as a component of equity and subsequently recognized in earnings over the hedged transaction as interest expense or depreciation expense over the life of the constructed asset for hedged borrowings associated with development activities. The balance of $2.0 million in accumulated other comprehensive loss at December 31, 2003 is attributable to development activities.

6 Preferred Stock

In connection with the merger with Crown, the Company issued 2,475,000 11% non-convertible senior preferred shares to the former holders of Crown preferred shares. The issuance was recorded at $57.90 per preferred share, the fair value of a preferred share based on the market value of the corresponding Crown preferred shares as of May 13, 2003, the date on which the financial terms of the merger with Crown were substantially complete. The preferred shares are not redeemable by the Company until July 31, 2007. On or after July 31, 2007, the Company, at its option, may redeem the preferred shares for cash at the redemption price per share set forth below (in thousands of dollars, except per share amounts):

Redemption Period	Redemption Price Per Share	Total Redemption Value
July 31, 2007 through July 30, 2009	$ 52.50	$ 129,938
July 31, 2009 through July 30, 2010	$ 51.50	$ 127,463
On or after July 31, 2010	$ 50.00	$ 123,750

As of December 31, 2003, there was $1.5 million in accumulated but unpaid dividends relating to the preferred shares. This amount was deducted from net income to determine net income allocable to common shareholders. This amount was not deducted from retained earnings as of December 31, 2003 because the dividend on the preferred shares was not yet declared at that time.

7 Benefit Plans

The Company maintains a 401(k) Plan (the "Plan") in which substantially all of its officers and employees are eligible to participate. The Plan permits eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Company, at its discretion, may match a specified percentage of the employees' contributions. The Company's and its employees' contributions are fully vested, as defined in the Plan agreement. The Company's contributions to the Plan for the years ended December 31, 2003, 2002 and 2001 were $0.7 million, $0.6 million and $0.6 million, respectively.

The Company also maintains Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. Expenses recorded by the Company under the provisions of the Supplemental Plans were $0.5 million, $0.2 million and $0.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company also maintains share purchase plans through which the Company's employees may purchase shares of beneficial interest at a 15% discount to the fair market value. In 2003, 2002 and 2001, 14,000, 17,000 and 47,000 shares, respectively, were purchased for total consideration of $0.3 million, $0.3 million and $0.9 million, respectively.

8 Stock-Based Compensation

The Company's 2003 Equity Incentive Plan provides for the granting of restricted share awards and options to purchase shares of beneficial interest to key employees and non-employee trustees of the Company. An additional four plans formerly provided for awards of restricted shares and options, under which options remain exercisable and some restricted shares remain outstanding and subject to restrictions. The Company has two additional plans that provide for grants to its non-employee trustees, one with respect to options and one with respect to restricted shares. The following table presents the number of shares authorized and the number of shares that remained available for future awards under each of these seven plans as of December 31, 2003:

	2003 Equity Incentive Plan	Restricted 1999 Equity Incentive Plan	Share Plan for Nonemployee Trustees	1997 Stock Option Plan	1993 Stock Option Plan	1990 Employees Plan	1990 Nonemployee Trustee Plan
Authorized Shares	2,500,000	400,000	50,000	455,000	100,000	400,000	100,000
Available for grant at December 31, 2003	2,335,649	–(1)	40,000	–	–	–	7,500

(1) *In 2003, 2002 and 2001, respectively, 118,276, 136,427 and 41,036 restricted share awards were issued to certain employees as incentive compensation. The restricted shares were awarded at their fair value that ranged from $25.44 to $30.05 per share in 2003, $23.12 to $25.55 per share in 2002, and $21.93 to $23.58 per share in 2001, for a total value of $3.0 million in 2003, $3.2 million in 2002 and $0.7 million in 2001. Restricted shares vest ratably over periods of three to five years. The Company recorded compensation expense of $2.3 million in 2003, $2.0 million in 2002 and $1.2 million in 2001 related to these restricted share awards.*

Options are granted at the fair market value of the shares on the date of the grant. The options vest and are exercisable over periods determined by the Company, but in no event later than 10 years from the grant date. Changes in options outstanding from January 1, 2001 through December 31, 2003 were as follows:

	Weighted Average Exercise Price	2003 Equity Incentive Plan	1999 Equity Incentive Plan	1997 Stock Option Plan	1993 Stock Option Plan	1990 Employees Plan	1990 Nonemployee Trustee Plan
Options outstanding at January 1, 2001	**$ 22.64**	**–**	**100,000**	**360,000**	**100,000**	**244,250**	**45,000**
Options granted	$ 21.50	–	–	–	–	–	17,500
Options exercised	$ 19.15	–	–	–	–	–	(7,125)
Options forfeited	$ 25.06	–	–	–	–	–	(2,000)
Options outstanding at December 31, 2001	**$ 22.64**	**–**	**100,000**	**360,000**	**100,000**	**244,250**	**53,375**
Options granted	$ –	–	–	–	–	–	–
Options exercised	$ 20.37	–	–	–	–	(95,515)	(1,000)
Options outstanding at December 31, 2002	**$ 23.24**	**–**	**100,000**	**360,000**	**100,000**	**148,735**	**52,375**
Options granted	$ 18.80	161,851	–	–	–	–	15,000
Options exercised	$ 24.00	(19,198)	–	(100,740)	(100,000)	(60,345)	(2,000)
Options forfeited	$ 25.38	–	–	–	–	–	(3,000)
Options outstanding at December 31, 2003	**$ 21.69**	**142,653**	**100,000(1)**	**259,260**	**–**	**88,390**	**62,375**

At December 31, 2003, options to purchase 565,295 shares of beneficial interest with an aggregate exercise price of $12.4 million (average of $21.99 per share) were exercisable.

Outstanding options to purchase 652,678 shares (including unexercisable options) as of December 31, 2003 have a weighted average remaining contractual life of 4.2 years, a weighted average exercise price of $21.69 per share and an aggregate exercise price of $14.2 million.

The following table summarizes information relating to all options outstanding at December 31, 2003.

	Options Outstanding at December 31, 2003		Options Exercisable at December 31, 2003		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (Years)
$ 13.00 – $ 14.99	14,347	$ 14.71	10,910	$ 14.60	0.61
$ 15.00 – $ 16.99	85,840	15.36	36,031	15.32	0.62
$ 17.00 – $ 18.99	144,417	17.79	141,917	17.80	5.39
$ 19.00 – $ 20.99	38,652	20.30	37,935	20.32	2.21
$ 21.00 – $ 22.99	70,315	22.32	56,117	22.40	2.65
$ 23.00 – $ 24.99	13,448	24.41	13,448	24.41	3.46
$ 25.00 – $ 26.99	268,865	25.41	267,143	25.41	3.75
$ 27.00 – $ 28.99	1,794	27.69	1,794	27.69	0.39
$ 29.00 – $ 30.99	5,000	28.74	–	–	–
$ 31.00 – $ 33.99	–	–	–	–	–
$ 34.00 – $ 35.99	10,000	34.79	–	–	–
	652,678	**21.69**	**565,295**	**21.99**	

The fair value of each option granted in 2003 and 2001 (no options were granted in 2002) was estimated on the grant date using the Black-Scholes options pricing model and on the assumptions presented below:

	Crown Employee Options Converted to PREIT Options Year Ended 12/31/03	Options Issued to Trustees Year Ended 12/31/03	Year Ended 12/31/01
Weighted-average fair value	$ 5.17	$ 2.90	$ 0.52
Expected life in years	3.62	10	5
Risk-free interest rate	4.25%	4.25%	4.60%
Volatility	20.34%	20.34%	12.99%
Dividend Yield	7.03%	6.86%	9.42%

9 Leases

AS LESSOR | The Company's retail and industrial properties are leased to tenants under operating leases with various expiration dates ranging through 2034.

Future minimum rentals under noncancelable operating leases with terms greater than one year are as follows (in thousands of dollars):

Year Ended 12/31,	
2004	$ 211,344
2005	194,866
2006	170,440
2007	148,114
2008	125,671
2009 and thereafter	407,887
	$ 1,258,322

The total future minimum rentals as presented do not include amounts that may be received as tenant reimbursements for charges to cover increases in certain operating costs or contingent amounts that may be received as percentage rents.

AS LESSEE | Assets under capital leases, primarily office and mall equipment, are capitalized using interest rates appropriate at the inception of each lease. The Company also has operating leases for various computer, office and mall equipment. The Company is also the lessee under third-party ground leases for eight of its properties. (Crossroads Mall, Echelon Mall, Exton Square Mall, The Gallery at Market East, Magnolia Mall, Shenango Valley Mall, Uniontown Mall and Wiregrass Commons Mall). Total amounts expensed relating to leases were $1.9 million, $1.2 million and $1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Minimum future lease payments due in each of the next five years and thereafter are as follows (in thousands of dollars):

Year Ended 12/31,	Capital Leases	Operating Leases	Ground Leases
2004	$ 836	$ 3,223	$ 1,039
2005	617	2,629	996
2006	440	1,974	996
2007	387	1,635	996
2008	182	1,158	996
2009 and thereafter	181	694	30,836
Less: amount representing interest	**(417)**	–	–
	$ 2,226	**$ 11,313**	**$ 35,859**

Assets recorded under capital leases in our consolidated balance sheet as of December 31, 2003 are as follows (in thousands of dollars):

Furniture, fixtures and equipment	$ 1,629
Building improvements	1,509
Less: Accumulated Depreciation	(82)
Net assets under capital leases	**$ 3,056**

The Company had no capital leases as of December 31, 2002.

10 Related Party Transactions

GENERAL | PRI provides management, leasing and development services for 13 properties owned by partnerships and other ventures in which certain officers of the Company and PRI have indirect ownership interests. Total revenues earned by PRI for such services were $4.2 million, $3.5 million and $2.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. The 2003 amount includes the $2.0 million brokerage fee received in connection with the sale of Christiana Mall (see Note 2). As of December 31, 2003 and 2002, $0.1 million and $0.7 million, respectively, was due from these affiliates. Of these amounts, approximately $0.1 million was collected subsequent to December 31, 2003. PRI holds a note receivable from a related party with a balance of $0.1 million that is due in installments through 2010 and bears an interest rate of 10% per annum.

The Company leases office space from an affiliate of certain officers of the Company. Total rent expense under this lease, which expires in 2009, was $1.0 million, $0.9 million and $1.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. Minimum rental payments under this lease are $1.0 million per year from 2004 to 2008 and $0.6 million in 2009.

As of December 31, 2003, 11 officers of the Company had employment agreements with terms of up to three years that renew automatically for additional one-year terms and provided for aggregate base compensation for 2003 of $3.0 million, subject to increases as approved by the Company's compensation committee in future years, as well as additional incentive compensation.

ACQUISITION OF THE RUBIN ORGANIZATION | Pursuant to a contribution agreement entered into in connection with the Company's 1997 acquisition of The Rubin Organization, the Company issued 200,000 Class A Units in its Operating Partnership, and agreed to issue up to 800,000 additional Class A Units over a five-year period ended September 30, 2002 contingent on the Company achieving specified performance targets. Through December 31, 2001, 665,000 Class A Units had been issued. The Company also agreed to issue additional Class A Units with respect to development and predevelopment properties acquired in the transaction. A special committee of disinterested members of the Company's Board of Trustees was appointed to determine whether the remaining 135,000 Class A Units for the period from January 1, 2002 to September 30, 2002 have been earned and how many Class A Units are payable with respect to the development and predevelopment properties. The special committee and its independent legal and accounting advisors and the former affiliates of The Rubin Organization and their advisors have engaged in discussions concerning the appropriate number of Class A Units to be issued with respect to these matters. The special committee has made a determination, which is being documented currently.

NEW CASTLE ASSOCIATES | Officers of the Company, including Ronald Rubin and George Rubin, also were parties to the Rouse transaction through their ownership interest in New Castle Associates (see Note 2).

Mark E. Pasquerilla, who was elected as a trustee of the Company following the Crown merger, had a substantial ownership interest in Crown and its operating partnership and, as a consequence of the merger, directly or indirectly received a significant number of OP Units and shares of the Company. In addition, Mr. Pasquerilla is a party to several continuing arrangements with the Company, including the right to receive additional consideration related to the merger as described in Note 11, as well as the following:

- a lease with and contract for information technology support services to the Company by an entity controlled by Mr. Pasquerilla with respect to space in Crown's former headquarters in connection with the Company's post-closing transition activities, and continuing negotiations for the sale of certain personal property in Crown's former headquarters by the Company to an entity controlled by Mr. Pasquerilla;
- the tax protection agreement described in Note 11;
- agreements by Mr. Pasquerilla not to acquire additional shares of the Company or to seek to acquire control of the Company within specified time periods and to forfeit certain benefits under the tax protection agreement upon selling shares of the Company within specified time periods or in excess of specified amounts; and
- a registration rights agreement covering the shares acquired and to be acquired by Mr. Pasquerilla in connection with the merger, an agreement by Mr. Pasquerilla not to compete with the Company for a period of time following the merger and an agreement to allow Mr. Pasquerilla and his affiliates to use certain intellectual property and domain names associated with the Crown name and logo.

11 Commitments & Contingencies

DEVELOPMENT ACTIVITIES | The Company is involved in a number of development and redevelopment projects which may require equity funding by the Company, or third-party debt or equity financing. In each case, the Company will evaluate the financing opportunities available to it at the time the project requires funding. In cases where the project is undertaken with a joint venture partner, the Company's flexibility in funding the project may be governed by the joint venture agreement or the covenants existing in its line of credit, which limit the Company's involvement in joint venture projects. At December 31, 2003, the Company had approximately $27.4 million committed to complete current development and redevelopment projects, which is expected to be financed through the Company's Credit Facility or through short-term construction loans.

LEGAL ACTIONS | In the normal course of business, the Company becomes involved in legal actions relating to the ownership and operations of its properties and the properties it manages for third parties. In management's opinion, the resolutions of these legal actions are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

In June and July respectively, of 2003, a former administrative employee and a former building engineer of PRI pled guilty to criminal charges related to the misappropriation of funds at a property owned by Independence Blue Cross ("IBC") for which PRI provided certain management services. PRI provided these services from January 1994 to December 2001. The former employees worked under the supervision of the Director of Real Estate for IBC, who earlier pled guilty to criminal charges. Together with other individuals, the former PRI employees and IBC's Director of Real Estate misappropriated funds from IBC through a series of schemes. IBC has estimated its losses at approximately $14 million, and has alleged that PRI is responsible for such losses under the terms of a management agreement. To date, no lawsuit has been filed against PRI. The Company understands that IBC has recovered $5 million under fidelity policies issued by IBC's insurance carriers. In addition, the Company understands that several defendants in the criminal proceedings have forfeited assets having an estimated value of approximately $5 million which have been or will be liquidated by the United States Justice Department and applied toward restitution. The restitution and insurance recoveries result in a significant mitigation of IBC's losses and potential claims against PRI, although PRI may be subject to subrogation claims from IBC's insurance carriers for all or a portion of the amounts paid by them to IBC. The Company believes that PRI has valid defenses to any potential claims by IBC and that PRI has insurance to cover some or all of any potential payments to IBC. The Company is unable to estimate or determine the likelihood of any loss to the Company.

In April 2002, a joint venture, of which a subsidiary of the Company holds a 50% interest, filed a complaint in the Court of Chancery of the State of Delaware against the Delaware Department of Transportation and its Secretary alleging failure of the Department and the Secretary to take actions agreed upon in a 1992 Settlement Agreement necessary for development of the Company's Christiana Phase II project. In October 2003, the Court decided that the Department did breach the terms of the 1992 Settlement Agreement and remitted the matter to the Superior Court of the State of Delaware for a determination of damages. The Delaware Department of Transportation has appealed the Chancery Court's decision to the Delaware Supreme Court. The Company is not in a position to predict the outcome of this litigation or its ultimate effect on the construction of the Christiana Phase II project.

Following the Company's sale of its 15 wholly-owned multifamily properties, the purchaser of those properties has made three separate claims against the Company seeking unspecified damages from the Company related to alleged breaches of representations and warranties under the sale agreement and an alleged breach by the Company of the Company's covenant to operate the multifamily properties in the ordinary course between when the sale agreement was entered into and when the transactions closed. The Company has denied liability on all three claims and intends to defend vigorously against any possible lawsuit.

ENVIRONMENTAL | The Company's management is aware of certain environmental matters at some of the Company's properties, including ground water contamination, above-normal radon levels, the presence of asbestos containing materials and lead-based paint. The Company has, in the past, performed remediation of such environmental matters, and the Company's management is not aware of any significant remaining potential liability relating to these environmental matters. The Company may be required in the future to perform testing relating to these matters. The Company's management can make no assurances that the amounts that have been reserved for these matters of $0.1 million will be adequate to cover future environmental costs. The Company has insurance coverage for environmental claims up to $2.0 million per occurrence and up to $4.0 million in the aggregate.

GUARANTEES | Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees; including Guarantees of Indebtedness of Others" ("FIN

45"), requires that a liability be recognized at the inception of a guarantee issued or modified after December 31, 2002 whether or not payment under the guarantee is probable. For guarantees entered into prior to December 31, 2002, the interpretation requires that certain information related to the guarantees be disclosed in the guarantor's financial statements. In the course of its business, the Company has guaranteed certain indebtedness of others as follows:

- The Company and its subsidiaries are guarantors of the Credit Facility, which had $170.0 million outstanding at December 31, 2003.
- The Company has provided tax protection of up to approximately $5.0 million related to the August 1998 acquisition of the Woods Apartments for a period of eight years ending in August 2006. Because the Woods Apartments were sold in connection with the disposition of the multifamily portfolio and because that transaction was treated as a tax-free exchange in connection with the acquisition of Exton Square Mall, The Gallery at Market East and Moorestown Mall from The Rouse Company, the Company is now obligated to provide tax protection to the former owner of the Woods Apartments if the Company sells any of Exton Square Mall, The Gallery at Market East or Moorestown Mall prior to August 2006.
- In connection with the Company's merger with Crown, the Company entered into a tax protection agreement with Mark E. Pasquerilla and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). Under this tax protection agreement, the Company agreed not to dispose of certain protected properties acquired in the merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less that 25% of the aggregate of the shares and OP Units that they acquired in the merger. If the Company violates the tax protection agreement during the first five years of the protection period, it would owe as damages the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of those damages. From the end of the first five years through the end of the tax protection period, damages are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the prohibited sale. If the Company were to sell properties in violation of the tax protection agreement, the amounts that the Company would be required to pay to the Pasquerilla Group could be substantial.

The Company did not enter into any other guarantees in connection with its merger, acquisition or disposal activities in 2003.

OTHER | In connection with the Crown merger, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own 14 shopping malls. This retained interest is subject to a put-call arrangement between Crown's former operating partnership and the Company, pursuant to which the Company has the right to require Crown's former operating partnership to contribute the retained interest to the Company following the 36th month after the closing of the Merger and Crown's former operating partnership has the right to contribute the retained interest to the Company following the 40th month after the closing of the Merger, in each case in exchange for 341,297 additional OP Units. Mark E. Pasquerilla and his affiliates control Crown's former operating partnership.

The Company's option to acquire the remaining interests in New Castle Associates, including that of Pan American Associates, in exchange for an aggregate of 609,317 additional OP Units is exercisable commencing April 30, 2004 and expiring October 27, 2004. If the Company does not exercise this option, the remaining partners of New Castle Associates will have the right, beginning April 28, 2008 and expiring October 25, 2008, to require the Company to acquire the remaining interests in New Castle Associates in exchange for an aggregate of 670,248 additional OP Units. Unless and until the Company acquires the remaining interests in New Castle Associates, the remaining partners of New Castle Associates other than the Company will be entitled to receive a cumulative preferred distribution from New Castle Associates equal to approximately $1.2 million in the aggregate per annum, subject to certain downward adjustments based upon certain capital distributions by New Castle Associates. If the Company does not exercise its call right, this preferred distribution will increase by 50% beginning October 30, 2004 and by an additional 5% over the amount for the preceding year beginning January 1, 2005 and annually thereafter. If the remaining New Castle Associates partners do not exercise their put rights, this preferred distribution will terminate on April 28, 2008.

12 Segment Information

The Company has four reportable segments: (1) retail properties, (2) multifamily properties, (3) development and other, and (4) corporate. As of December 31, 2003, the retail segment includes the operation and management of 54 regional and community shopping centers (45 wholly-owned, one consolidated joint venture and 8 owned in unconsolidated joint venture form). The multifamily segment included the operation and management of 19 apartment communities (15 wholly-owned and four owned in joint venture form) that were sold in 2003. The development and other segment includes the operation and management of two retail properties under development, four industrial properties and various pre-development activities (all wholly-owned). The corporate segment includes cash and investment management, real estate management and certain other general support functions.

The accounting policies for the segments are the same as those the Company uses for consolidated financial reporting, except that, for segment reporting purposes, the Company uses the "proportionate-consolidation method" of accounting (a non-GAAP measure) for joint venture properties, instead of the equity method of accounting. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the historical financial statements of its equity method investments.

The column entitled "Reconcile to GAAP" in the charts below reconciles the amounts presented under the proportionate-consolidation method and in discontinued operations to the consolidated amounts reflected on the Company's consolidated balance sheets and consolidated statements of income.

The chief operating decision-making group for the Company's retail, multifamily, development and other and corporate segments is comprised of the Company's President, Chief Executive Officer and the lead executives of each of the Company's operating segments. The lead executives of each operating segment also manage the profitability of each respective segment with a focus on net operating income. The chief operating decision-making group defines net operating income as real estate operating revenues minus real estate operating expenses. The operating segments are managed separately because each operating segment represents a different property type (retail or multifamily), as well as construction in progress and corporate services.

(in thousands of dollars)

Year Ended 12/31/03	Retail	Multifamily (sold)	Development and Other	Corporate	Total	Reconcile to GAAP	Total Consolidated
Real estate operating revenues	$ 209,501	$ 26,898	$ 339	$ –	$ 236,738	$ (66,221)	$ 170,517
Real estate operating expense	(75,783)	(12,430)	(15)	–	(88,228)	27,889	(60,339)
Net operating income	133,718	14,468	324	–	148,510		
Management company revenue	–	–	–	11,994	11,994	–	11,994
Interest and other income	–	–	–	887	887	–	887
General and administrative expenses	–	–	–	(40,168)	(40,168)	–	(40,168)
Earnings before interest, taxes depreciation and amortization	133,718	14,468	324	(27,287)	121,223		
Interest expense	(39,241)	(5,652)	–	(7,467)	(52,360)	17,042	(35,318)
Depreciation and amortization	(42,490)	(2,455)	(51)	–	(44,996)	7,380	(37,616)
Equity in income of partnerships and joint ventures	–	–	–	–	–	7,231	7,231
Minority interest in operating partnership and properties	–	–	–	–	–	(4,192)	(4,192)
Discontinued operations	–	178,121	–	–	178,121	(11,276)	166,845
Gains on sales of real estate	1,112	15,087	–	–	16,199	–	16,199
Net income	**$ 53,099**	**$ 199,569**	**$ 273**	**$ (34,754)**	**$ 218,187**	**$ (22,147)**	**$ 196,040**
Investments in real estate, at cost	**$ 2,515,861**	**$ –**	**$ 24,241**	**$ –**	**$ 2,540,102**	**$ (253,501)**	**$ 2,286,601**
Total assets	**$ 2,703,455**	**$ –**	**$ 38,145**	**$ 57,573**	**$ 2,799,173**	**$ (113,693)**	**$ 2,685,480**
Capital expenditures	**$ 19,151**	**$ –**	**$ –**	**$ –**	**$ 19,151**	**$ (898)**	**$ 18,253**
Acquisitions	**$ 1,944,932**	**$ –**	**$ –**	**$ –**	**$ 1,944,932**	**$ –**	**$ 1,944,932**

(in thousands of dollars)

Year Ended 12/31/02	Retail	Multifamily (sold)	Development and Other	Corporate	Total	Reconcile to GAAP	Total Consolidated
Real estate operating revenues	$ 100,393	$ 57,582	$ 329	$ –	$ 158,304	$ (94,963)	$ 63,341
Real estate operating expense	(28,534)	(24,103)	(24)	–	(52,661)	36,396	(16,265)
Net operating income	71,859	33,479	305	–	105,643		
Management company revenue	–	–	–	11,003	11,003	–	11,003
Interest and other income	–	–	–	711	711	–	711
General and administrative expenses	–	–	–	(24,747)	(24,747)	–	(24,747)
Earnings before interest, taxes depreciation and amortization	71,859	33,479	305	(13,033)	92,610		
Interest expense	(27,542)	(14,259)	–	104	(41,697)	26,319	(15,378)
Depreciation and amortization	(19,502)	(9,303)	(52)	–	(28,857)	15,888	(12,969)
Equity in income of partnerships and joint ventures	–	–	–	–	–	7,449	7,449
Minority interest in operating partnership	–	–	–	–	–	(1,307)	(1,307)
Discontinued operations	4,237	–	–	–	4,237	7,603	11,840
Net income	**$ 29,052**	**$ 9,917**	**$ 253**	**$ (12,929)**	**$ 26,293**	**$ (2,615)**	**$ 23,678**
Investments in real estate, at cost	**$ 620,346**	**$ 305,336**	**$ 27,330**	**$ –**	**$ 953,012**	**$ (213,583)**	**$ 739,429**
Total assets	**$ 592,167**	**$ 218,718**	**$ 25,310**	**$ 41,214**	**$ 877,409**	**$ (173,746)**	**$ 703,663**
Capital expenditures	**$ 37,688**	**$ 5,189**	**$ –**	**$ –**	**$ 42,877**	**$ –**	**$ 42,877**
Acquisitions	**$ 61,193**	**$ 31,281**	**$ –**	**$ –**	**$ 92,474**	**$ –**	**$ 92,474**

(in thousands of dollars)

Year Ended 12/31/01	Retail	Multifamily (sold)	Development and Other	Corporate	Total	Reconcile to GAAP	Total Consolidated
Real estate operating revenues	$ 79,951	$ 56,394	$ 324	$ –	$ 136,669	$ (86,032)	$ 50,637
Real estate operating expense	(22,108)	(23,456)	(14)	–	(45,578)	32,922	(12,656)
Net operating income	57,843	32,938	310	–	91,091		
Management company revenue	–	–	–	11,336	11,336	–	11,336
Interest and other income	–	–	–	361	361	–	361
General and administrative expenses	–	–	–	(23,577)	(23,577)	–	(23,577)
Earnings before interest, taxes depreciation and amortization	57,843	32,938	310	(11,880)	79,211		
Interest expense	(21,416)	(14,102)	–	(76)	(35,594)	23,288	(12,306)
Depreciation and amortization	(14,456)	(9,126)	(52)	–	(23,634)	14,286	(9,348)
Equity in income of partnerships and joint ventures	–	–	–	–	–	6,540	6,540
Minority interest in operating partnership	–	–	–	–	–	(1,481)	(1,481)
Discontinued operations	223	–	–	–	223	7,953	8,176
Gains on sales of real estate	2,107	–	–	–	2,107	–	2,107
Net income	**$ 24,301**	**$ 9,710**	**$ 258**	**$ (11,956)**	**$ 22,313**	**$ (2,524)**	**$ 19,789**
Investments in real estate, at cost	**$ 510,531**	**$ 283,028**	**$ 40,850**	**$ -**	**$ 834,409**	**$ (198,115)**	**$ 636,294**
Total assets	**$ 482,727**	**$ 206,016**	**$ 38,743**	**$ 28,336**	**$ 755,822**	**$ (153,194)**	**$ 602,628**
Capital expenditures	**$ 26,287**	**$ 4,788**	**$ –**	**$ –**	**$ 31,075**	**$ –**	**$ 31,075**
Acquisitions	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**

13 Summary of Quarterly Results (Unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2003 and 2002.

(in thousands of dollars, except per share amounts)	Year Ended December 31, 2003				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(4)	Total
Revenues	$ 19,016	$ 35,478	$ 46,161	$ 82,743	$ 183,398
Net Income(1)	$ 4,977	$ 144,638	$ 34,924	$ 11,501	$ 196,040
Net Income allocable to common shareholders	$ 4,977	$ 144,638	$ 34,924	$ 9,968	$ 194,507
Net Income per share—basic(5)	$ 0.30	$ 8.70	$ 1.79	$ 0.35	$ 9.54
Net Income per share—diluted(5)	$ 0.30	$ 8.54	$ 1.76	$ 0.34	$ 9.36

(in thousands of dollars, except per share amounts)	Year Ended December 31, 2003—Impact of Discontinued Operations				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(4)	Total
Revenues	$ 13,873	$ 9,896	$ 993	$ 4,129	$ 28,891
Income from discontinued operations(2)	$ 2,064	$ 137,778	$ 25,675	$ 1,328	$ 166,845
Basic income from discontinued operations per share(5)	$ 0.12	$ 8.29	$ 1.32	$ 0.05	$ 8.18
Diluted income from discontinued operations per share(5)	$ 0.12	$ 8.14	$ 1.29	$ 0.05	$ 8.03

(in thousands of dollars, except per share amounts)	Year Ended December 31, 2002				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(4)	Total
Revenues	$ 14,948	$ 18,435	$ 18,920	$ 22,752	$ 75,055
Net Income(3)	$ 3,727	$ 4,442	$ 8,178	$ 7,331	$ 23,678
Net Income per share—basic(5)	$ 0.23	$ 0.27	$ 0.49	$ 0.45	$ 1.47
Net Income per share—diluted(5)	$ 0.23	$ 0.27	$ 0.49	$ 0.44	$ 1.44

(in thousands of dollars, except per share amounts)	Year Ended December 31, 2002—Impact of Discontinued Operations				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(4)	Total
Revenues	$ 12,878	$ 12,914	$ 12,873	$ 13,598	$ 52,263
Income from discontinued operations(3)	$ 2,156	$ 1,993	$ 5,648	$ 2,043	$ 11,840
Basic Income from discontinued operations per share(5)	$ 0.14	$ 0.12	$ 0.34	$ 0.13	$ 0.74
Diluted income from discontinued operations per share(5)	$ 0.14	$ 0.12	$ 0.34	$ 0.12	$ 0.72

(1) *Includes gains on sales of interests in real estate of approximately $1.2 million (1st Quarter 2003), $154.5 million (2nd Quarter 2003), $34.0 million (3rd Quarter 2003) and $4.6 million (4th Quarter 2003).*

(2) *Includes gains on sales of interests in real estate of approximately $150.2 million (2nd Quarter 2003), $27.7 million (3rd Quarter 2003), and $0.2 million (4th Quarter 2003).*

(3) *Includes gains on sales of interests in real estate of approximately $4.1 million (3rd Quarter 2002).*

(4) *Fourth quarter revenues include a significant portion of annual percentage rents as most percentage rent minimum sales levels are met in the fourth quarter.*

(5) *Quarterly per-share amounts do not sum to the annual per-share amounts because of changes in outstanding shares during the year.*

INDEPENDENT AUDITORS' REPORT

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2002 and 2001 financial statements of Lehigh Valley Associates, a partnership in which the Company has a 50% interest, which is reflected in the accompanying consolidated financial statements using the equity method of accounting. The Company's investment in Lehigh Valley Associates at December 31, 2002 was a deficit of ($16.0 million) and the equity in net income of Lehigh Valley Associates was $3.6 million and $3.3 million for the years ended December 31, 2002 and 2001, respectively. The 2002 and 2001 financial statements of Lehigh Valley Associates were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Lehigh Valley Associates, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors in 2002 and 2001, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Philadelphia, Pennsylvania
February 27, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Overview

Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity REITs in the United States, has a primary investment focus on retail shopping malls and power centers located in the eastern United States. The retail properties have a total of approximately 33.4 million square feet, of which we and our joint venture partners own approximately 26.5 square feet. Our portfolio currently consists of 58 properties in 14 states and includes 40 shopping malls, 14 strip and power centers and four industrial properties.

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates, L.P. We are the sole general partner of PREIT Associates and, as of December 31, 2003, held a 90.9% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We hold our investments in nine of the 58 properties in our portfolio through joint ventures with third parties. Eight of these joint ventures are classified as unconsolidated and one is consolidated. We hold a non-controlling interest in each unconsolidated joint venture, and account for them using the equity method of accounting. Under this accounting method, rather than consolidating the results of the unconsolidated joint ventures with our results, we instead record the earnings from the unconsolidated joint ventures under the income statement caption entitled "Equity in income of partnerships and joint ventures." Changes in our investment in these entities are recorded in the balance sheet caption entitled "Investment in and advances to partnerships and joint ventures, at equity." For further information regarding our joint ventures, see Note 3 to the consolidated financial statements.

We provide our management, leasing and development services through PREIT Services, LLC, which develops and manages our wholly-owned properties, and PREIT-RUBIN, Inc. ("PRI"), which develops and manages properties that we own interests in through joint ventures with third parties and properties that are owned by third parties in which we do not have an interest. Of our eight unconsolidated joint ventures, we manage one of the properties and other parties – in some cases our joint venture partners – manage the remaining seven properties. One of our key strategic long-term objectives is to obtain managerial control of all of our assets. In furtherance of this objective, we reduced the total number of properties that we hold in unconsolidated joint venture form from 14 properties as of December 31, 2002 to eight properties as of December 31, 2003. Although we intend to continue to pursue this objective, we cannot assure you that we will be successful in the future.

In 2003, we transformed our strategic focus to the retail sector by completing the following transactions:

- merged with Crown American Realty Trust, which owned 26 shopping malls and a 50% interest in Palmer Park Mall in Easton, Pennsylvania through a pre-existing joint venture with us;
- acquired six shopping malls in the Philadelphia area from The Rouse Company;
- acquired our partner's 70% share in Willow Grove Park, Willow Grove, Pennsylvania;
- acquired a 6.08 acre parcel adjacent to Plymouth Meeting Mall, Plymouth Meeting, Pennsylvania;
- disposed of our 19 property multifamily portfolio;
- issued 6,325,000 common shares through a public offering;
- completed a $500 million unsecured revolving Line of Credit; and
- completed mortgage financing transactions on Dartmouth Mall, Dartmouth, Massachusetts, and Moorestown Mall, Moorestown, New Jersey.

Due to the acquisitions listed above, management has devoted, and expects to continue to devote, significant attention to integrating the newly acquired properties with our existing operations. Our merger with Crown poses particular challenges because it requires the integration of two large and complex real estate companies that formerly operated independently. We expect these integration activities to impact our day-to-day operations and, unless our integration efforts are successful, we may be unable to realize some of the expected benefits of these acquisitions.

In addition, we have incurred, and expect to continue to incur, significant expenses with respect to our integration activities for consulting, compensation and other services. As a result of the completion of our merger with Crown and other acquisition activities, we recognized expenses of $6.4 million through December 31, 2003, and as a result of the merger we expect to incur additional expenses of approximately $1.6 million in 2004.

The transactions listed above expanded our retail portfolio and both strengthened our position and increased our concentration in the Mid-Atlantic region. In addition, we decreased our debt to market capitalization ratio, which, combined with our borrowing capacity under our new $500 million unsecured revolving Line of Credit, positions us to pursue strategic opportunities as they arise.

We also announced that we intend to create a five-person Office of the Chairman that we believe will enable the Company to maximize the talent and experience of our management team to further support our growth initiatives. A process is underway to recruit a new chief financial officer to replace Mr. Glickman, who would then become our president and chief operating officer and a member of the Office of the Chairman.

Our revenues consist primarily of fixed rental income and additional rent in the form of expense reimbursements and percentage rents (rents that are based on a percentage of our tenants' sales) derived from our income producing retail properties. We receive income from our joint venture real estate investments, in which we have equity interests that range from 40% to 60%. We also receive income from PRI derived from the management and leasing services it provides to properties owned by third parties and to properties owned by joint ventures in which we have an interest.

Our net income increased by $172.3 million to $196.0 million for the year ended December 31, 2003 from $23.7 million for the year ended December 31, 2002. Sales of real estate properties and interests in real estate in 2003 generated gains of $174.6 million, net of minority interest, as compared to $3.7 million, net of minority interest in 2002. Property acquisitions caused an increase in our real estate revenues, with a corresponding increase in property operating expenses, depreciation and amortization expense and interest expense. These increases were partially offset by the sale of our multifamily portfolio.

Acquisitions, Dispositions and Development Activities

The Company is actively involved in pursuing and evaluating a number of individual property and portfolio acquisition opportunities.

CROWN MERGER | On November 20, 2003, the Company announced the closing of the merger of Crown American Realty Trust ("Crown") with and into the Company (the "Merger") in accordance with an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 13, 2003, by and among the Company, PREIT Associates, L.P., Crown and Crown American Properties, L.P., a limited partnership of which Crown was the sole general partner before the Merger ("CAP"). Through the Merger and related transactions, the Company acquired 26 wholly-owned regional shopping malls and the remaining 50% interest in Palmer Park Mall in Easton, Pennsylvania.

In the Merger, each Crown common share automatically was converted into the right to receive 0.3589 of a PREIT common share in a tax-free, share-for-share transaction. Accordingly, the Company issued approximately 11,725,175 of its common shares to the former holders of Crown common shares. In addition, the Company issued 2,475,000 11% non-convertible senior preferred shares to the former holders of Crown preferred shares in connection with the Merger. Also as part of the Merger, options to purchase a total of 30,000 Crown common shares were replaced with options to purchase a total of 10,764 PREIT common shares with a weighted average exercise price of $21.13 per share and options to purchase a total of 421,100 units of limited partnership interest in CAP were replaced with options to purchase a total of 151,087 PREIT common shares with a weighted average exercise price of $17.23 per share. In addition, a warrant to purchase 100,000 Crown common shares automatically was converted into a replacement warrant to purchase 35,890 PREIT common shares at an exercise price of $25.08 per share.

Immediately after the closing of the Merger, CAP contributed the remaining interest in all of its assets – excluding a portion of its interest in two partnerships – and substantially all of its liabilities to PREIT Associates in exchange for 1,703,214 units of limited partnership in the Company's operating partnership ("OP Units"). The interest in the two partnerships retained by CAP is subject to a put-call arrangement described below under "Commitments".

In connection with the Merger, the Company also assumed from Crown approximately $443.8 million of a first mortgage loan that has a final maturity date of September 10, 2025 and is secured by a portfolio of 15 properties at an interest rate of 7.43% per annum. This rate remains in effect until September 10, 2008, the anticipated repayment date, at which time the loan can be prepaid without penalty. If not repaid at that time, the interest rate thereafter will be equal to the greater of (i) 10.43% per annum or (ii) the Treasury Rate plus 3.0% per annum. The Company also assumed an additional $152.9 million in mortgages on certain properties with interest rates between 3.12% and 7.61% per annum, and paid off all $154.9 million of outstanding indebtedness under a Crown line of credit facility with borrowings under a new credit facility described below under "Liquidity and Capital Resources – Credit Facility."

Six of the properties acquired in connection with the Merger are considered to be non-strategic, and are currently being marketed and held-for-sale (the "Non-Core Properties"). The Non-Core Properties are: Bradley Square Mall in Cleveland, Tennessee; Martinsburg Mall in Martinsburg, West Virginia; Mount Berry Square Mall in Rome, Georgia; Schuylkill Mall in Frackville, Pennsylvania; Shenango Valley Mall in Sharon, Pennsylvania; and West Manchester Mall in York, Pennsylvania.

ADDITIONAL 2003 ACQUISITIONS | The Company entered into a joint venture with Pennsylvania State Employee Retirement System ("PaSERS") in February 2000 to acquire Willow Grove Park, a retail mall in Willow Grove, Pennsylvania. The Company's interest was 0.01% at the time it entered the partnership that owns the property. In November 2001, the Company increased its ownership in the partnership that owns the property to 30%. Effective September 2003, the Company acquired the remaining 70% limited partnership interest from PaSERS. The purchase price of the 70% partnership interest was $45.5 million in cash, which the Company paid using a portion of the net proceeds of the Company's August 2003 equity offering. As of the date of the acquisition of the 70% interest, the partnership had $109.7 million in debt ($76.9 million of which is attributable to the acquisition of the remaining 70% interest) with an interest rate of 8.39% maturing in March 2006.

Also in September 2003, the Company purchased a 6.08 acre parcel and a vacant 160,000 square foot two story building adjacent to the Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania for $15.8 million, which included $13.5 million in cash paid to IKEA from the Company's August 2003 equity offering and approximately 72,000 OP Units paid to the holder of an option to acquire the parcel.

In April 2003, the Company acquired Moorestown Mall, The Gallery at Market East and Exton Square Mall from affiliates of The Rouse Company ("Rouse") and, in June 2003, the Company acquired Echelon Mall and Plymouth Meeting Mall from Rouse. In June 2003, the Company also acquired the ground lessor's interest in Plymouth Meeting Mall from the Teachers Insurance and Annuity Association ("TIAA"). In addition, in April 2003, New Castle Associates acquired Cherry Hill Mall from Rouse in exchange for New Castle Associates' interest in Christiana Mall, cash and the assumption by New Castle Associates of mortgage debt on Cherry Hill Mall. On that same date, the Company acquired a 49.9% ownership interest in New Castle Associates and, through subsequent contributions to New Castle Associates, increased its ownership interest to approximately 73%. The Company also obtained an option to acquire the remaining ownership interest in New Castle Associates as described below under "Commitments." The aggregate purchase price for the Company's acquisition of the five malls from Rouse, for TIAA's ground lease interest in Plymouth Meeting Mall and for its interest in New Castle Associates (including the additional purchase price expected to be paid upon exercise of the Company's option to acquire the remaining interests in New Castle Associates) was $549.4 million, including approximately $237.4 million in cash, the assumption of $276.6 million in non-recourse mortgage debt and the issuance of approximately $35.0 million in OP Units. Certain former partners of New Castle Associates not affiliated with the Company exercised their special right to redeem for cash an aggregate of 261,349 OP Units issued to such partners at closing, and the Company paid to those partners an aggregate amount of approximately $7.7 million. In addition, the Company granted registration rights to the partners of New Castle Associates with respect to the shares underlying the OP Units issued or to be issued to them, other than those redeemed for cash following the closing.

New Castle Associates is consolidated for financial reporting purposes. The cost basis of New Castle Associates reflects the Company's investment in the joint venture at fair value, based on its approximate 73% ownership, plus its minority partners' investment, based on its approximate 27% ownership, at their historical cost.

In connection with the sale of Christiana Mall by New Castle Associates to Rouse, PRI received a brokerage fee of $2.0 million pursuant to a pre-existing management and leasing agreement between PRI and New

Castle Associates. This fee was received by PRI prior to the Company's acquisition of its ownership interest in New Castle Associates. PRI also entered into a new management and leasing agreement with New Castle Associates for Cherry Hill Mall, which provides for a fee of 5.25% of all rents and other revenues received by New Castle Associates from the Cherry Hill Mall.

2002 ACQUISITIONS | In October 2002, the Company acquired the remaining 50% interest in Regency Lakeside Apartments. The Company paid approximately $14.2 million for this remaining interest, including $9.6 million in the form of an assumed mortgage (representing the seller's 50% share of the mortgage), $2.5 million borrowed under a credit facility and $2.1 million in cash. This property was then sold in 2003 in connection with the disposition of the Company's multifamily portfolio as described below under "Dispositions."

In July 2002, the Company acquired the remaining 11% interest in Northeast Tower Center and related parcels of land pursuant to the Contribution Agreement entered into in connection with the acquisition of The Rubin Organization. The purchase price for the acquisition consisted of 24,337 OP Units issued in 2002 and 6,290 OP Units issued in 2003.

In April 2002, the Company purchased Beaver Valley Mall, located in Monaca, Pennsylvania, for a purchase price of $60.8 million. The purchase was financed primarily through a $48.0 million mortgage and a $10.0 million bank borrowing. The $10.0 million bank borrowing was subsequently repaid. Also in April 2002, the Company exercised an option to purchase a portion of the land on which Beaver Valley Mall is situated for $0.5 million.

DISPOSITIONS | The Company disposed of its entire portfolio of multifamily properties, which consisted of 15 wholly-owned properties and four properties in which the Company had a 50% joint venture interest, during the second and third quarters of 2003. During May and July 2003, the Company sold its 15 wholly-owned multifamily properties to MPM Acquisition Corp., an affiliate of Morgan Properties, Ltd., for a total sale price of $392.1 million (approximately $185.3 million of which consisted of assumed indebtedness). The sales of the Company's wholly-owned multifamily properties resulted in a gain of $178.1 million. The results of operations of these properties and the resulting gains on sales are included in discontinued operations.

The Company sold its 50% interest in the four joint venture multifamily properties to its respective joint ventures partners. Cambridge Hall Apartments in West Chester, Pennsylvania was sold in May 2003 for $6.7 million, inclusive of $2.5 million in assumed indebtedness. A gain of $4.4 million was recorded on the sale. Countrywood Apartments in Tampa, Florida was sold in May 2003 for $9.1 million, inclusive of $7.3 million in assumed indebtedness. A gain of $4.5 million was recorded on the sale. Fox Run Apartments in Warminster, Pennsylvania was sold in September 2003 for $5.0 million, inclusive of $2.7 million in assumed indebtedness. A gain of $3.9 million was recorded on the sale.

Will-O-Hill Apartments in Reading, Pennsylvania was sold in September 2003 for $3.6 million, inclusive of $0.8 million in assumed indebtedness. A gain of $2.2 million was recorded on the sale. The results of operations of these equity method investments and the resultant gains on sales are presented in continuing operations for all periods presented.

A substantial portion of the gain on the sale of the wholly-owned multifamily properties met the requirements for a tax deferred exchange with the properties acquired from Rouse.

In January 2003, the Company sold a parcel of land located at Crest Plaza Shopping Center located in Allentown, Pennsylvania for $3.2 million. The Company recognized a gain of $1.1 million in 2003 as a result of this sale.

In July 2002, the Company sold Mandarin Corners shopping center located in Jacksonville, Florida for $16.3 million. The Company recorded a gain on the sale of approximately $4.1 million.

DEVELOPMENT, EXPANSIONS AND RENOVATIONS | The Company is involved in a number of development and redevelopment projects, which may require funding by the Company. In each case, the Company will evaluate the financing opportunities available to it at the time a project requires funding. In cases where the project is undertaken with a joint venture partner, the Company's flexibility in funding the project may be governed by the joint venture agreement or the covenants existing in its line of credit, which limit the Company's involvement in joint venture projects.

Off Balance Sheet Arrangements

The Company has no material off-balance sheet transactions other than the joint ventures described in Note 3 to the consolidated financial statements and the "Overview" section above, and the interest rate swap agreements that it terminated in 2003 as discussed in Note 5 to the consolidated financial statements. No officer or employee of the Company benefits from or has benefited from any off-balance sheet transactions with or involving the Company.

In the course of its business, the Company has guaranteed certain indebtedness of others as follows:

- The Company and its subsidiaries have guaranteed the Credit Facility, which had $170.0 million outstanding at December 31, 2003.
- The Company has provided tax protection of up to approximately $5.0 million related to the August 1998 acquisition of the Woods Apartments for a period of eight years ending in August 2006. Because the Woods Apartments were sold in connection with the disposition of the multifamily portfolio and because that transaction was treated as a tax-free exchange in connection with the acquisition of Exton Square Mall, The Gallery at Market East and Moorestown Mall from The Rouse Company, the Company is now obligated to provide tax protection to the former owner of the Woods Apartments if the Company sells any of Exton Square Mall, The Gallery at Market East or Moorestown Mall prior to August 2006.
- In connection with the Company's merger with Crown, the Company entered into a tax protection agreement with Mark E. Pasquerilla and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). Under this tax protection agreement, the Company agreed not to dispose of certain protected properties acquired in the merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the merger. If the Company violates the tax protection agreement during the first five years of the protection period, it would owe as damages the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of those damages. From the end of the first five years through the end of the tax protection period, damages are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the prohibited sale. If the Company were to sell properties in violation of the tax protection agreement, the amounts that the Company would be required to pay to the Pasquerilla Group could be substantial.

The Company did not enter into any other guarantees in connection with its merger, acquisition or disposal activities in 2003.

Related Party Transactions

PRI provides management, leasing and development services for 13 properties in which certain officers of the Company have ownership interests, including Ronald Rubin, the Company's chairman and chief executive officer. The Company believes that the terms of the management agreements for these services are no less favorable to the Company than its agreements with non-affiliates. Two additional properties in which officers of the Company have ownership interests that formerly were managed by the Company were sold in 2003, and the Company received $2.2 million in brokerage fees in connection with these sales.

The Company leases its corporate home office space from Bellevue Associates, an affiliate of certain officers of the Company, including Ronald Rubin, the Company's chairman and chief executive officer. Management believes that the lease terms were established at market rates at the commencement of the lease.

The Company's 1997 acquisition of The Rubin Organization involved related parties, including Ronald Rubin and other members of the Company's senior management. Additional consideration is payable to these related parties in respect of this acquisition as described in "Commitments." Ronald Rubin and George Rubin, through their ownership interest in New Castle Associates, also were parties to the Rouse transaction described in "Acquisitions, Dispositions and Development Activities—Additional 2003 Acquisitions." Additional consideration remains payable to these related parties as described in "Commitments." The post-closing payments that have been made with respect to the acquisition of The Rubin Organization, as well as the entire transaction with New Castle Associates, were approved by special committees of independent members of the Company's board of trustees.

Mark E. Pasquerilla, who was elected as a trustee of the Company following the Crown merger, had a substantial ownership interest in Crown and its operating partnership and, as a consequence of the merger, directly or indirectly received a significant number of OP Units and shares of the Company. In addition, Mr. Pasquerilla is a party to several continuing arrangements with the Company, including the right to receive additional consideration related to the merger as described in "Commitments," as well as the following:

- a lease with and contract for information technology support services to the Company by an entity controlled by Mr. Pasquerilla with respect to space in Crown's former headquarters in connection with the Company's post-closing transition activities, and continuing negotiations for the sale of certain personal property in Crown's former headquarters by the Company to an entity controlled by Mr. Pasquerilla;
- the tax protection agreement described above in "Off Balance Sheet Arrangements";
- agreements by Mr. Pasquerilla not to acquire additional shares of the Company or to seek to acquire control of the Company within specified time periods and to forfeit certain benefits under the tax protection agreement upon selling shares of the Company within specified time periods or in excess of specified amounts; and
- a registration rights agreement covering the shares acquired and to be acquired by Mr. Pasquerilla in connection with the merger, an agreement by Mr. Pasquerilla not to compete with the Company for a period of time following the merger and an agreement to allow Mr. Pasquerilla and his affiliates to use certain intellectual property and domain names associated with the Crown name and logo.

Critical Accounting Policies

Pursuant to the Securities and Exchange Commission ("SEC") disclosure guidance for "Critical Accounting Policies," the SEC defines Critical Accounting Policies as those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing these financial statements, management has utilized available information including the Company's past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from those estimates. In addition, other companies may utilize different estimates, which may impact comparability of the Company's results of operations to those of companies in similar businesses. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 1 to the consolidated financial statements of the Company.

REVENUE RECOGNITION | The Company derives over 90% of its revenues from tenant rents and other tenant related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above- and below-market intangibles and straight-line rents. The Company records base rents on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The difference between base rent and straight-line rent is a non-cash increase or decrease to rental income. The straight-line rent adjustment increased revenue by approximately $2.6 million in 2003, $0.8 million in 2002 and $0.8 million in 2001. The significant increase in 2003 was due to property acquisitions. Amortization of above- and below-market lease intangibles decreased revenue by $0.4 million and $0.1 million in 2003 and 2002, respectively, as described below under "Intangible Assets". Such amortization was not required to be recorded prior to 2002. Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways, either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Deferred revenue represents rental revenue received from tenants prior to their due dates. Certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs. Expense reimbursement payments generally are made monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. As of December 31, 2003 and 2002, the Company accrued income of $1.4 million and $0.6 million respectively, because reimbursable expense levels were greater than amounts billed. Shortly after the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too much or too little during the year. Termination fee income is recognized in the period when a termination agreement is signed and the Company is no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

The Company's other significant source of revenues comes from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity. These activities collectively are referred to as "management fees" in the consolidated statement of income. There are no significant cash versus accrual differences for these activities.

REAL ESTATE | Land, buildings and fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land Improvements	15 years
Furniture / Fixtures	3-10 years
Tenant Improvements	Lease term

The Company is required to make subjective assessments as to the useful life of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net income. If the Company were to lengthen the expected useful life of a particular asset, it would be depreciated over more years, and result in less depreciation expense and higher annual net income.

Assessment by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires management to make estimates as to the recoverability of such assets.

Gains from sales of real estate properties and interests in partnerships and joint ventures generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66—"Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by the Company with the properties sold.

INTANGIBLE ASSETS | The Company accounts for its property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on management's estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors involving the Company's expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that the Company records.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. The Company's methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered, (i) value of in-place leases, (ii) above- below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the estimated weighted-average remaining lease lives. The Company generally uses a weighted-average life of seven years for this purpose.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases including renewal options.

The Company allocates no value to customer relationship intangibles if the Company has pre-existing business relationships with the major retailers in the acquired property because the customer relationships associated with the properties acquired provide no incremental value over the Company's existing relationships.

The following table presents the Company's intangible assets and liabilities as of December 31, 2003 and 2002 (in thousands of dollars):

	Year Ended December 31,			
	2003			2002
	Real Estate Held for Investment	Non-Core Properties[4]	Total	Real Estate Held for Investment[5]
Value of in-place lease intangibles	$ 158,631[1]	$ 34,901	$ 193,532	$ 1,601
Above-market lease intangibles	13,872[2]	869	14,741	819
Sub-total	**172,503**	**35,770**	**208,273**	**2,420**
Goodwill	9,041	–	9,041	16,680
Total intangible assets	**$ 181,544**	**$ 35,770**	**$ 217,314**	**$ 19,100**
Below-market lease intangibles	**$ (12,009)[3]**	**$ (911)**	**$ (12,920)**	**$ (793)**

(1) *Includes $115.5 million related to properties acquired in connection with the Crown merger, $26.2 million related to properties acquired in connection with the acquisitions from The Rouse Company and $16.9 million related to other acquisitions.*

(2) *Includes $8.0 million related to properties acquired in connection with the Crown merger, $5.0 million related to properties acquired in connection with the acquisitions from The Rouse Company and $0.9 million related to other acquisitions.*

(3) *Includes $7.3 million related to properties acquired in connection with the Crown merger, $3.8 million related to properties acquired in connection with the acquisitions from the Rouse Company and $0.9 million related to other acquisitions.*

(4) *Represents amounts recorded related to the acquisition of the Non-Core Properties in connection with the Crown merger.*

(5) *Represents amounts recorded in connection with the acquisition of Beaver Valley Mall in 2002.*

Amortization expense recorded during the years ended December 31, 2003 and 2002 for the value of in-place leases totaled $9.4 million and $0.2 million, respectively. The amortization of above/below market leases resulted in a net reduction in rental income of $0.4 million and $0.1 million during the years ended December 31, 2003 and 2002, respectively.

The Company's intangible assets will amortize in the next five years and thereafter as follows (in thousands of dollars):

Year Ended December 31,	In-Place Lease Intangibles(1)	Above/ (Below) Market Leases
2004	$ 25,044	$ 851
2005	25,044	813
2006	23,872	497
2007	22,686	431
2008	22,686	483
2009 and thereafter	39,299	(1,254)
Total	**$158,631**	**$ 1,821**

(1) *In accordance with SFAS No.144 (see below), in-place lease intangibles of properties held-for-sale are not amortized.*

DEBT PREMIUMS | Debt assumed in connection with property acquisitions is marked to market at the acquisition date and the premium is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease in interest expense.

ASSETS HELD-FOR-SALE AND DISCONTINUED OPERATIONS | The Company generally considers assets to be held-for-sale when the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. The determination to classify an asset as held-for-sale requires significant estimates by management about the property and the expected market for the property. Management must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by management as held-for-sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs of such assets. If, in management's opinion, the net sales price of the assets that have been identified as held-for-sale is less than the net book value of the assets, a valuation allowance is established. Accordingly, the results of operations of operating properties classified as held-for-sale after January 1, 2002 (the date on which the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of " ("SFAS No. 144")) are reflected as discontinued operations.

Properties that have been sold by the Company for which the Company has no significant continuing involvement also are reflected as discontinued operations.

ASSET IMPAIRMENT | On a periodic basis, management assesses whether there are any indicators that the value of the Company's real estate properties may be impaired. A property's value is considered impaired only if management's estimate of the aggregate future cash flows—undiscounted and without interest charges—to be generated by the property are less than the carrying value of the property. These estimates take into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long lived asset are under consideration or when a range is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact the Company's net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

The Company conducts an annual review of goodwill balances for impairment and to determine whether any adjustments to the carrying value of goodwill are required.

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE | The Company makes estimates of the collectibility of its accounts receivable related to tenant rents including base rents, straight-line rentals, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable, historical bad debts, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company's net income because a higher bad debt reserve results in less net income.

Liquidity and Capital Resources

EQUITY OFFERING | In August 2003, the Company issued 6,325,000 common shares in a public offering at $29.75 per share. The Company received net proceeds from the offering of approximately $183.9 million after deducting payment of the underwriting discount of $0.25 per share and offering expenses. The Company used approximately $45.5 million of the net proceeds for the Willow Grove Park acquisition; approximately $13.5 million for the IKEA acquisition; $94.9 million to repay amounts outstanding under the Company's line of credit; and the remainder for working capital purposes.

CREDIT FACILITY | On November 20, 2003, the Company completed the replacement of its $200 million secured line of credit with a $500 million unsecured revolving line of credit (the "Credit Facility") with an option to increase the Credit Facility to $650 million under prescribed conditions. The Credit Facility bears interest at a rate between 1.5% and 2.5% per annum over LIBOR based on the Company's leverage. The availability of funds under the Credit Facility is subject to the Company's compliance with financial and other covenants and agreements, some of which are described below. Completion of the Credit Facility was timely as the previous revolving line of credit was set to expire in December 2003. It has positioned the Company with substantial liquidity to fund the Company's business plan and to pursue strategic opportunities as they arise. The Credit Facility has a term of three years with an additional one year extension provided that there is no event of default at that time. The Company used $170.0 million from its new line of credit to repay all of the approximately $154.9 million of outstanding indebtedness under Crown's line of credit facility with GE Capital Corporation, including approximately $0.2 million of accrued interest, and to pay certain closing costs in connection with the merger. At December 31, 2003, $170.0 million was outstanding under the Credit Facility.

The Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis (all capitalized terms used in this paragraph shall have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 80% of the Tangible Net Worth of the Company as of December 31, 2003 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2003 by the Company or any of its Subsidiaries minus the carrying value attributable to any Preferred Stock of the Company or any Subsidiary redeemed after December 31, 2003; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1; (3) a minimum ratio of EBITDA to Interest Expense of 1.90:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.50:1; (5) maximum Investments in unimproved real estate not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary, not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (8) not in excess of 15.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 10.0% of Gross Asset Value; (12) an aggregate amount of projected rentable square footage of all development properties subject to binding leases of not less than 50% of the aggregate amount of projected rentable square footage of all such development properties; (13) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (14) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; (15) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1; and (16) a minimum ratio of EBITDA to Indebtedness of 0.130:1. As of December 31, 2003, the Company was in compliance with all of these debt covenants.

MORTGAGE FINANCING ACTIVITY | In June 2003, the Company refinanced its mortgage note payable secured by Moorestown Mall, in Moorestown, New Jersey. The $64.3 million mortgage has a 10-year term and bears interest at the fixed rate of 4.95% per annum. The proceeds from the mortgage note payable were used to repay the previously existing mortgage note secured by Moorestown Mall and to fund a portion of the purchase price for Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania and Echelon Mall in Voorhees, New Jersey.

In May 2003, the Company entered into a mortgage note payable secured by Dartmouth Mall, in Dartmouth, Massachusetts. The $70.0 million mortgage has a 10-year term and bears interest at the fixed rate of 4.95% per annum. The proceeds from the mortgage note payable were used to fund a portion of the purchase price for Plymouth Meeting Mall and Echelon Mall.

ACQUISITION CREDIT FACILITY | The Company financed a significant part of the cash portion of the purchase price for its acquisition of six malls from Rouse through an unsecured credit facility (the "Acquisition Credit Facility") with Wells Fargo, National Association ("Wells Fargo"). The Acquisition Credit Facility included a $175 million term loan and a $25 million unsecured revolving line of credit. PREIT applied a substantial portion of the proceeds from the sale of its multifamily portfolio to repay in full all amounts borrowed under the Acquisition Credit Facility as of July 25, 2003, and the revolving line of credit expired by its terms on October 27, 2003. The fees paid to Wells Fargo for the term loan and the revolving line of credit were $1.3 million and $0.2 million, respectively.

CAPITAL RESOURCES | The Company expects to meet its short-term liquidity requirements generally through its available working capital and net cash provided by operations. The Company believes that its net cash provided by operations will be sufficient to allow the Company to make any distributions necessary to enable the Company to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. In addition, the Company believes that net cash provided by operations will be sufficient to permit the Company to pay the $13.6 million of annual dividends payable on the preferred shares issued in connection with the Crown merger. The Company also believes that the foregoing sources of liquidity will be sufficient to fund its short-term liquidity needs for the foreseeable future, including capital expenditures, tenant improvements and leasing commissions. The Company expects to have capital expenditures relating to leasing and property improvements in 2004 of approximately $25 million. The following are some of the risks that could impact the Company's cash flows and require the funding of future distributions, capital expenditures, tenant improvements and/or leasing commissions with sources other than operating cash flows:

- unexpected changes in operations that could result from the integration of the properties acquired in 2003;
- increase in tenant bankruptcies reducing revenue and operating cash flows;
- increase in interest expenses as a result of borrowing incurred in order to finance long-term capital requirements such as property and portfolio acquisitions;
- increase in interest rates affecting the Company's net cost of borrowing;
- increase in insurance premiums and/or the Company's portion of claims;
- eroding market conditions in one or more of the Company's primary geographic regions adversely affecting property operating cash flows; and
- disputes with tenants over common area maintenance and other charges.

The Company expects to meet certain long-term capital requirements such as property and portfolio acquisitions, expenses associated with acquisitions, scheduled debt maturities, renovations, expansions and other non-recurring capital improvements through long-term secured and unsecured indebtedness and the issuance of additional equity securities. In general, when the credit markets are tight, the Company may encounter resistance from lenders when the Company seeks financing or refinancing for properties or proposed acquisitions. The following are some of the potential impediments to accessing additional funds under the Credit Facility:

- constraining leverage covenants under the Credit Facility;
- increased interest rates affecting coverage ratios; and
- reduction in the Company's consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) affecting coverage ratios.

At December 31, 2003 the Company had $170.0 million outstanding under its Credit Facility. The Company had pledged $0.5 million under the Credit Facility as collateral for two letters of credit. The unused portion of the Credit Facility available to the Company was $329.5 million as of December 31, 2003.

In December 2003, the Company announced that the SEC had declared effective a $500 million universal shelf registration statement. The Company may use the shelf registration to offer and sell shares of beneficial interest, preferred shares and various types of debt securities, among other types of securities, to the public. However, the Company may be unable to issue securities under the shelf registration statement, or otherwise, on terms that are favorable to the Company, if at all.

MORTGAGE NOTES | Mortgage notes payable, which are secured by 30 of the Company's wholly-owned properties, are due in installments over various terms extending to the year 2013 with interest at rates ranging from 3.12% to 10.60% with a weighted average interest rate of 7.18% at December 31, 2003. Mortgage notes payable for properties classified as discontinued operations are accounted for in liabilities held-for-sale on the consolidated balance sheet. The following table outlines the timing of principal payments related to the Company's mortgage notes (in thousands of dollars):

	Payments by Period					
	Total	Debt Premium	Up to 1 Year[1]	1–3 Years[1]	3–5 Years	More than 5 Years
Continuing Operations:						
Fixed Rate Mortgages	$ 1,191,181	$ 71,127	$ 16,232	$ 282,079	$ 554,291	$ 267,452
Variable Rate Mortgages	30,000	–	–	30,000	–	–
	1,221,181	**71,127**	**16,232**	**312,079**	**554,291**	**267,452**
Discontinued Operations:						
Fixed Rate Mortgages	65,500	4,361	2,603	6,174	52,362	–
Total wholly-owned	**$ 1,286,681**	**$ 75,488**	**$ 18,835**	**$ 318,253**	**$ 606,653**	**$ 267,452**

(1) *Includes $278.2 million of balloon payments that come due under the Company's mortgage notes during the next three years.*

Contractual Obligations

The following chart presents the Company's aggregate contractual obligations for the periods presented as of December 31, 2003 (in thousands of dollars):

	Total	Up to 1 Year[1]	1–3 Years	3–5 Years	More than 5 Years
Mortgages[1]	$ 1,211,193	$ 18,835	$ 318,253	$ 606,653	$ 267,452
Revolving Credit Facility	170,000	–	170,000	–	–
Long-Term Debt	**1,381,193**	**18,835**	**488,253**	**606,653**	**267,452**
Capital Leases[2]	2,643	836	1,057	569	181
Operating Leases	11,313	3,223	4,603	2,793	694
Ground Leases	35,859	1,039	1,992	1,992	30,836
Development Commitments[3]	27,419	27,419	–	–	–
Total	**$ 1,458,427**	**$ 51,352**	**$ 495,905**	**$ 612,007**	**$ 299,163**

(1) *Includes amounts reflected in the table in "Mortgage Notes," above. Excludes the Company's proportionate share of the indebtedness of the Company's properties held in joint venture form. Excludes debt premium reflected in the table in "Mortgage Notes," above.*

(2) *Includes interest.*

Results of Operations: Years Ended December 31, 2003, 2002 and 2001

OVERVIEW | The results of operations for the years ended December 31, 2003, 2002 and 2001 show significant fluctuations due primarily to the acquisition and disposition of real estate properties during the respective periods. In 2003, we acquired 32 retail properties plus the remaining joint venture interest in two other properties. Also in 2003, we disposed of our multifamily portfolio, consisting of 15 wholly-owned properties and joint venture interests in four other properties. In 2002, we acquired one retail property, and additional joint venture interests in two other properties (one retail and one multifamily). Accordingly, the Company's prior results are not necessarily indicative of expected future results. The Company's results of operations include property operating results starting on the date on which each property was acquired. In particular, the Company's operating results include less than nine months of operations for four of the malls acquired from Rouse, less than seven months for two of the malls acquired from Rouse, and less than two months for the properties acquired through the Company's merger with Crown. The Company's financial performance in future periods is expected to be significantly different once a full year of operations for the properties acquired in 2003 are reflected in those future periods.

The amounts reflected as income from continuing operations in the table presented below reflect the Company's wholly-owned and consolidated joint venture retail and industrial properties, with the exception of the retail properties that meet the classification of discontinued operations. The Company's wholly-owned multifamily properties' operations are included in discontinued operations. The Company's unconsolidated joint ventures are presented under the equity method of accounting in equity in income of partnerships and joint ventures.

The following information summarizes our results of operations for the years ended December 31, 2003, 2002 and 2001.

(in thousands of dollars)	Year Ended 12/31/03	% Change 2002–2003	Year Ended 12/31/02	% Change 2001–2002	Year Ended 12/31/01
Real estate revenues	$ 170,517	169%	$ 63,341	25%	$ 50,637
Property operating expenses	(60,339)	271%	(16,265)	29%	(12,656)
Management company revenue	11,994	9%	11,003	(3%)	11,336
Interest and other income	887	25%	711	97%	361
General and administrative expenses	(40,168)	62%	(24,747)	5%	(23,577)
Interest expense	(35,318)	130%	(15,378)	25%	(12,306)
Depreciation and amortization	(37,616)	190%	(12,969)	39%	(9,348)
Equity in income of partnerships and joint ventures	7,231	(3%)	7,449	14%	6,540
Gains on sales of interests in real estate	16,199	n/a	–	(100%)	2,107
Minority interest in properties	(894)	n/a	–	n/a	–
Minority interest in operating partnership	(3,298)	152%	(1,307)	(12%)	(1,481)
Income from continuing operations	**29,195**	**147%**	**11,838**	**2%**	**11,613**
Discontinued operations	166,845	1309%	11,840	45%	8,176
Net income	**$ 196,040**	**728%**	**$ 23,678**	**20%**	**$ 19,789**

REAL ESTATE REVENUES | Real estate revenues increased by $107.2 million or 169% in 2003 as compared to 2002 primarily due to property acquisitions. Revenues related to the properties acquired from The Rouse Company provided $70.2 million of real estate revenues in 2003. In addition, the properties acquired in the Crown merger provided $23.2 million of real estate revenues and Willow Grove Park provided $8.7 million of real estate revenues in 2003. Real estate revenues from Beaver Valley Mall increased by $2.9 million in 2003, which was its first full year of ownership by the Company, as compared to revenues in 2002 that reflected only eight months of operations. Real estate revenues from properties that were owned by the Company for the full years of 2003 and 2002 increased by $2.2 million due to new and renewal leases at higher rates in 2003 and due to a 2003 increase in expense reimbursements, which comprise a component of real estate revenues, resulting from an increase in reimbursable property operating expenses.

Real estate revenues increased by $12.7 million or 25% in 2002 as compared to 2001 primarily due to property acquisitions. Beaver Valley Mall, which was acquired in the second quarter of 2002, provided $8.5 million of real estate revenues in 2002. Two development properties that were placed in service in 2001 increased real estate revenues by $2.2 million in 2002, which was their first full year of operations. Real estate revenues from properties that were owned by the Company for the full years of 2002 and 2001 increased by $2.0 million due to new and renewal leases at higher rates in 2002, and due to greater expense reimbursements in 2002 resulting from an increase in reimbursable property operating expenses.

PROPERTY OPERATING EXPENSES | Property operating expenses increased by $44.1 million or 271% in 2003 as compared to 2002 primarily due to property acquisitions. Property operating expenses related to the properties acquired from The Rouse Company were $31.0 million in 2003. Property operating expenses related to the properties acquired in the Crown merger were $7.4 million in 2003 and property operating expenses related to Willow Grove Park were $3.0 million in 2003. Property operating expenses for Beaver Valley Mall increased by $1.2 million in 2003, which was its first full year of ownership by the Company. Property operating expenses for properties that were owned by the Company for the full years of 2003 and 2002 increased in 2003 by $1.5 million due to higher repair and maintenance, property tax, and payroll expenses.

Property operating expenses increased by $3.6 million or 29% in 2002 as compared to 2001 primarily due to property acquisitions. Property operating expenses related to Beaver Valley Mall were $2.4 million. Property operating expenses at two development properties that were placed in service in 2001 increased by $0.3 million in 2002, their first full year of operations. Property operating expenses from properties that were owned by the Company for the full years of 2002 and 2001 increased in 2002 by $0.9 million due to higher property tax and insurance expense.

GENERAL AND ADMINISTRATIVE EXPENSES | In 2003, general and administrative expenses increased by $15.4 million or 62%, including $4.3 million from incentive compensation and $2.1 million in other costs related to the Crown merger for a total of $6.4 million from merger and other acquisition expenses. Corporate payroll and related expenses increased by $6.7 million due to the aforementioned $4.3 million from incentive compensation related to the Company's merger and acquisition activities, $2.0 million related to an executive long-term incentive plan, and $0.4 million due to annual salary increases and additional employees. Other general and administrative expenses increased by $8.7 million including the aforementioned merger expenses of $2.1 million, transitional office expenses of $1.5 million, fees to terminate interest rate swap agreements of $1.2 million, increases in legal and accounting fees of $1.1 million, increases in shareholder relations costs of $0.5 million, increases in benefits and payroll taxes of $0.5 million, increases in leasing convention expenses of $0.6 million, and $1.2 million of miscellaneous variances.

General and administrative expenses increased by $1.2 million in 2002 as compared to 2001 primarily due to a $0.9 million increase in payroll and benefits and a $0.3 million increase in shareholder relations costs.

INTEREST EXPENSE | Interest expense increased by $19.9 million in 2003 as compared to 2002. The Company assumed new mortgages in connection with the merger with Crown, the purchases of Cherry Hill Mall and Exton Square Mall, and inherited a mortgage related to Willow Grove Park in connection with the Company's acquisition of its former partner's interest in that property, resulting in additional mortgage interest expense of $14.3 million in 2003. The Company engaged in mortgage financing transactions at Moorestown Mall and Dartmouth Mall, resulting in increased interest expenses of $4.1 million in 2003. Mortgage interest on Beaver Valley Mall increased by $0.8 million in 2003, the first full year of ownership by the Company. Bank loan interest increased $0.8 million due to a $1.8 million increase in amortization of deferred Financing Fees and a $0.8 million increase in interest related to the Acquisition Credit Facility offset by a $1.8 million decrease due to lower weighted-average outstanding debt balances under the Company's credit facilities in 2003. Increased monthly principal payments reduced amounts outstanding under mortgages that were outstanding in 2003 and 2002, and resulted in an interest expense reduction of $0.1 million.

Interest expense increased by $3.1 million in 2002 as compared to 2001. Bank loan interest increased $1.8 million due to a larger weighted average outstanding loan balance in 2002 partially offset by a decrease in interest rates. The Company assumed a new mortgage in connection with the purchase of Beaver Valley Mall, resulting in an increase in mortgage interest expense of $2.7 million. The Company repaid a construction loan in 2002 related to Paxton Towne Centre, resulting in a decrease in interest expense of $1.4 million.

Amortization of debt premiums was $5.9 million, $0.6 million and $0.6 million in 2003, 2002 and 2001, respectively. The increase in 2003 amortization expense was due to property acquisitions in which the Company assumed mortgage debt with above-market interest rates. The Company records debt premiums in order to recognize the fair value of debt assumed in connection with property acquisitions. Debt premiums are amortized over the remaining term of the debt instrument with which they are associated, and result in a non-cash decrease in interest expense.

DEPRECIATION AND AMORTIZATION | Depreciation and amortization expense increased by $24.6 million in 2003 as compared to 2002 primarily due to $20.9 million related to new properties (including $6.1 million relating to amortization of value of in-place leases) and $3.7 million due to a higher asset base resulting from capital improvements to properties.

Depreciation and amortization expense increased by $3.6 million in 2002 as compared to 2001 due to $2.5 million related to new properties (including $0.2 million relating to amortization of value of in-place leases) and $1.1 million due to a higher asset base resulting from capital improvements to properties.

GAINS ON SALES OF INTERESTS IN REAL ESTATE | In 2003, we sold our interests in four multifamily properties owned through joint ventures for a total gain of $15.1 million (gains from sales of wholly-owned multifamily properties sold in 2003 are reflected in discontinued operations, discussed below). We also sold a land parcel at the Crest Plaza Shopping Center in Allentown, Pennsylvania for a gain of $1.1 million.

In 2001, we sold our joint venture interest in Ingleside Shopping Center in Thorndale, Pennsylvania for a gain of $1.8 million, a land parcel at Commons of Magnolia in Florence, South Carolina for a loss of $1.0 million and a land parcel at Paxton Towne Centre in Harrisburg, Pennsylvania for a gain of $1.3 million.

DISCONTINUED OPERATIONS | Property operating results, gains on sales of discontinued operations and related minority interest for the properties in discontinued operations for the periods presented were as follows:

	Year Ended December 31,		
(in thousands of dollars)	2003	2002	2001
Property operating results of wholly-owned multifamily properties	$ 5,846	$ 8,912	$ 8,996
Property operating results of Non-Core Properties	1,735	–	–
Property operating results of Mandarin Corners	–	151	223
	7,581	**9,063**	**9,219**
Aggregate gains on sales of discontinued operations	178,121	4,085	–
Minority interest in properties	(8)	–	–
Minority interest in Operating Partnership	(18,849)	(1,308)	(1,043)
Total	**$ 166,845**	**$ 11,840**	**$ 8,176**

The decrease in multifamily operating results in 2003 was due to the sale of the wholly-owned multifamily properties portfolio in mid-2003. The Non-Core Properties were acquired in the Crown merger in November 2003.

Net Operating Income

Net operating income ("NOI") is derived from revenues (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). Net operating income does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. Net operating income excludes general and administrative expenses, management company revenues, interest income, interest expense, depreciation and amortization, income from discontinued operations and gains on sales of interests in real estate.

The following table presents net operating income results for 2003 and 2002 for the Company. The results are presented using the "proportionate consolidation method," which presents the Company's share of its joint venture investments. The Retail Same Store results represent property operating results for retail properties that the Company acquired prior to January 1, 2002 excluding properties that the Company is redeveloping.

	Year Ended 12/31/03		Year Ended 12/31/02		% Change	
(in thousands of dollars)	Retail Same Store	Total	Retail Same Store	Total	Retail Same Store	Total
Real estate revenues	$ 63,595	$ 207,847	$ 61,764	$ 107,046	3%	94%
Property operating expenses	(17,135)	(74,880)	(15,329)	(31,378)	12%	139%
NOI	**$ 46,460**	**$ 132,967**	**$ 46,435**	**$ 75,668**	**0%**	**76%**

The increases in total real estate operating revenues, real estate operating expenses and net operating income are primarily due to the property acquisitions described above. Retail Same Store revenues increased due to higher base rents, primarily due to new leases at Northeast Tower Center, Commons at Magnolia and Paxton Towne Centre. In addition, expense reimbursements increased due to an increase in reimbursable property operating expenses. Retail Same Store expenses increased due to higher repair and maintenance, property tax and payroll expense. Same Store NOI was negatively impacted in 2003 by the non-cash amortization of our buyout of the Ames lease at Dartmouth Mall ($0.4 million), as well as lower expense reimbursements of $0.2 million in 2003 and higher bad debt reserves of $0.1 million at certain properties in 2003.

The following information is provided to reconcile net income to property level net operating income (in thousands of dollars):

	Year Ended December 31,	
	2003	2002
Net income allocable to common shareholders	$ 194,507	$ 23,678
Preferred dividends	1,533	–
Minority interest in Operating Partnership	3,298	1,307
Equity in income from partnerships and joint ventures	(7,231)	(7,449)
Company's proportionate share of partnerships and joint ventures net operating income	23,683	28,592
Gains on sales of interests in real estate	(16,199)	–
Income from discontinued operations	(166,845)	(11,840)
Depreciation and amortization	37,616	12,969
Interest expense	35,318	15,378
Interest income	(887)	(711)
Management company revenue	(11,994)	(11,003)
Total general & administrative expenses	40,168	24,747
Net operating income	**$ 132,967**	**$ 75,668**

FUNDS FROM OPERATIONS | The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations ("FFO") as income before gains (losses) on property sales and extraordinary items (computed in accordance with GAAP); plus real estate depreciation and similar adjustments for unconsolidated joint ventures after adjustments for non-real estate depreciation and amortization of financing costs. The Company computes FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than the Company. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to FFO. The Company believes that FFO is helpful to investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as various non-recurring items, gains on sales of real estate and depreciation and amortization of real estate.

FFO increased 31.1% to $67.1 million for the year ended December 31, 2003, as compared to $51.2 million in 2002. The increase was primarily due to operating results attributable to the acquisitions in 2003 of 32 wholly-owned retail properties and the remaining interests in Palmer Park Mall and Willow Grove Park.

The following information is provided to reconcile net income to FFO, and to show the items included in our FFO for the past periods indicated (in thousands of dollars, except per share amounts):

	Year Ended 12/31/03	per share (including OP Units)	Year Ended 12/31/02	per share (including OP Units)
Net income allocable to common shareholders	$ 194,507	$ 8.57	$ 23,678	$ 1.33
Minority interest in Operating Partnership (continuing operations)	3,298	0.15	1,307	0.07
Minority interest in Operating Partnership (discontinued operations)	18,849	0.83	1,308	0.07
Gains on sales of interests in real estate	(16,199)	(0.71)	–	–
Gains on dispositions of discontinued operations	(178,121)	(7.85)	(4,085)	(0.23)
Depreciation and amortization:				
Wholly-owned & consolidated partnership, net (a)	37,357	1.65	12,709	0.71
Unconsolidated partnerships & joint ventures (a)	5,071	0.22	7,446	0.41
Discontinued operations (wholly-owned only)	2,308	0.10	8,727	0.49
Prepayment fee	–	–	77	–
Funds from operations (b)	**$ 67,070**	**$ 2.96**	**$ 51,167**	**$ 2.85**
Weighted average number of shares outstanding	20,390		16,162	
Weighted average effect of full conversion of OP units	2,303		1,805	
Total weighted average shares outstanding, including OP units	**22,693**		**17,967**	

(a) *Excludes depreciation of non-real estate assets, amortization of deferred financing costs and discontinued operations.*
(b) *Includes the non-cash effect of straight-line rents of $2.8 million and $1.0 million for 2003 and 2002, respectively.*

Cash Flows

OPERATING ACTIVITIES | Net cash provided by operating activities totaled $69.2 million for the year ended December 31, 2003, compared to $31.2 million provided in 2002 and $40.2 million provided in 2001. Net cash provided by operating activities in 2003 was impacted by the increase in real estate revenues of $107.2 million from the acquisition of the Rouse and Crown properties. These revenues were partially offset by increases in property operating expenses of $44.0 million, payments of transaction bonuses relating to the Crown merger of $4.3 million and other merger related payments of $2.1 million.

INVESTING ACTIVITIES | Cash flows used by investing activities were $305.1 million for the year ended December 31, 2003, compared to $24.0 million used in 2002 and $25.4 million used in 2001. Investing activities in 2003 reflect the cash used for the Crown merger of $192.1 million, Rouse property acquisitions of $237.4 million, and the acquisition of the remaining 70% of the interests in Willow Grove Park of $45.5 million. This was partially offset by the proceeds from the sale of the wholly-owned multifamily properties of $207.4 million and the joint venture multifamily properties of $10.9 million.

FINANCING ACTIVITIES | Cash flows provided by financing activities were $271.0 million for the year ended December 31, 2003, compared to $3.8 million used in 2002 and $10.6 million used in 2001. Cash flows provided by financing activities in 2003 were impacted by an August 2003 equity offering with net proceeds of $183.9 million. A new mortgage at Dartmouth Mall and the refinancing at Moorestown Mall provided cash proceeds of $74.2 million.

Commitments

At December 31, 2003, the Company had approximately $27.4 million committed to complete current development and redevelopment projects. The Company expects to finance this amount through borrowings under the Credit Facility or through short-term construction loans.

Pursuant to a contribution agreement entered into in connection with the Company's 1997 acquisition of The Rubin Organization, the Company issued 200,000 Class A Units in its Operating Partnership, and agreed to issue up to 800,000 additional Class A Units over a five-year period ended September 30, 2002 contingent on the Company achieving specified performance targets. Through December 31, 2001, 665,000 Class A Units had been issued. The Company also agreed to issue additional Class A Units with respect to development and predevelopment properties acquired in the transaction. A special committee of disinterested members of the Company's Board of Trustees was appointed to determine whether the remaining 135,000 Class A Units for the period from January 1, 2002 to September 30, 2002 have been earned and how many Class A Units are payable with respect to the development and predevelopment properties. The special committee and its independent legal and accounting advisors and the former affiliates of The Rubin Organization and their advisors have engaged in discussions concerning the appropriate number of Class A Units to be issued with respect to these matters. The special committee has made a determination, which is being documented currently.

In connection with the Company's acquisition of its interest in New Castle Associates, the Company also obtained an option, exercisable commencing April 30, 2004 and expiring October 27, 2004, to acquire the remaining interests in New Castle Associates, including that of Pan American Associates, in exchange for an aggregate of 609,317 additional OP Units. If the Company does not exercise this option, then the remaining partners of New Castle Associates will have the right, beginning April 28, 2008 and expiring October 25, 2008, to require the Company to acquire the remaining interests in New Castle Associates in exchange for an aggregate of 670,248 additional OP Units. Unless and until the Company acquires the remaining interests in New Castle Associates, each of the remaining partners of New Castle Associates other than the Company will be entitled to receive a cumulative preferred distribution from New Castle Associates on their remaining interests in New Castle Associates equal to $1.2 million in the aggregate per annum, subject to certain downward adjustments based upon certain capital distributions by New Castle Associates. If the Company does not exercise its call right, this preferred distribution will increase by 50% beginning January 1, 2005 and by an additional 5% over the amount for the preceding year beginning each January 1 thereafter. If the remaining New Castle Associates partners do not exercise their put rights, this preferred distribution will terminate on October 25, 2008. By reason of their interest in Pan American Associates, Ronald Rubin currently has a 9.37% indirect limited partner interest in New Castle Associates and George F. Rubin currently has a 1.43% indirect limited partner interest in New Castle Associates.

In connection with the Crown merger, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own 14 shopping malls. This retained interest is subject to a put-call arrangement between Crown's former operating partnership and the Company, pursuant to which the Company has the right to require Crown's former operating partnership to contribute the retained interest to the Company following the 36th month after the closing of the Merger and Crown's former operating partnership has the right to contribute the retained interest to the Company following the 40th month after the closing of the Merger, in each case in exchange for 341,297 additional OP Units. Mark E. Pasquerilla and his affiliates control Crown's former operating partnership.

Contingent Liabilities

In June and July respectively, of 2003, a former administrative employee and a former building engineer of PREIT-RUBIN, Inc. ("PRI") pled guilty to criminal charges related to the misappropriation of funds at a property owned by Independence Blue Cross ("IBC") for which PRI provided certain management services. PRI provided these services from January 1994 to December 2001. The former employees worked under the supervision of the Director of Real Estate for IBC, who earlier pled guilty to criminal charges. Together with other individuals, the former PRI employees and IBC's Director of Real Estate misappropriated funds from IBC through a series of schemes. IBC has estimated its losses at approximately $14 million, and has alleged that PRI is responsible for such losses under the terms of a management agreement. The Company understands that IBC has recovered $5 million under fidelity policies issued by IBC's insurance carriers. In addition, several defendants in the criminal proceedings have forfeited assets having an estimated value of approximately $5 million which have been or will be liquidated by the United States Justice Department and applied toward restitution. The restitution and insurance recoveries result in a significant mitigation of IBC's losses and potential claims against PRI, although PRI may be subject to subrogation claims from IBC's insurance carriers for all or a portion of the amounts paid by them to IBC. The Company believes that PRI has valid defenses to any potential claims by IBC and that PRI has insurance to cover some or all of any potential payments to IBC. The Company is unable to estimate or determine the likelihood of any loss to the Company.

Following the Company's sale of its 15 wholly-owned multifamily properties, the purchaser of those properties has made three separate claims against the Company seeking unspecified damages from the Company related to alleged breaches of representations and warranties under the sale agreement and an alleged breach by the Company of the Company's covenant to operate the multifamily properties in the ordinary course between when the sale agreement was entered into and when the transactions closed. The Company has denied liability on all three claims and intends to defend vigorously against any possible lawsuit.

Litigation

In April 2002, a joint venture, of which a subsidiary of the Company holds a 50% interest, filed a complaint in the Court of Chancery of the State of Delaware against the Delaware Department of Transportation and its Secretary alleging failure of the Department and the Secretary to take actions agreed upon in a 1992 Settlement Agreement necessary for development of the Company's Christiana Phase II project. In October 2003, the Chancery Court decided that the Department did breach the terms of the 1992 Settlement Agreement and remitted the matter to the Superior Court of the State of Delaware for a determination of damages. The Delaware Department of Transportation has appealed the Chancery Court's decision to the Delaware Supreme Court. The Company is not in a position to predict the outcome of this litigation or its ultimate effect on the construction of the Christiana Phase II project.

Competition and Credit Risk

The Company's retail properties compete with other retail properties in their trade areas as well as alternative retail formats, including catalogs, home shopping networks and internet commerce. Economic factors, such as employment trends and the level of interest rates, impact retail property sales. Some of the Company's properties are of the same type and are within the same market area as other competitive properties. This results in the competition for both acquisition of prime sites and for tenants to occupy the space that the Company and its competitors develop and manage. The existence of competitive properties could have a material adverse effect on the Company's ability to lease space and on the level of rents it can obtain. The Company is vulnerable to credit risk if retailers that lease space from the Company are unable to continue operating in its retail properties. The Company is also vulnerable to the extent that certain categories of tenants could experience economic declines.

Seasonality

There is seasonality in the retail real estate industry. Retail property leases often provide for the payment of rents based on a percentage of sales over certain levels. Income from such rents is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season. The Company's recent decision to concentrate on the retail sector increased the Company's exposure to seasonality and is expected to result in a greater percentage of the Company's cash flows being received in the fourth quarter as compared to prior years.

Inflation

Inflation can have many effects on the financial performance of the Company. Retail property leases often provide for the payment of rents based on a percentage of sales, which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which may reduce the impact of such increases on the Company. However, during times when inflation is greater than increases in rent as provided for in a lease, rent increases may not keep up with inflation.

Quantitative and Qualitative Disclosures About Market Risk

The analysis below presents the sensitivity of the market value of the Company's financial instruments to selected changes in market interest rates. As of December 31, 2003, the Company's consolidated debt portfolio consisted of $1,191.2 million in fixed-rate mortgage notes, $170.0 million borrowed under its Credit Facility and $30.0 million in variable rate mortgage notes.

Changes in market interest rates have different impacts on the fixed and variable portions of the Company's debt portfolio. A change in market interest rates on the fixed portion of the debt portfolio impacts the fair value, but it has no impact on interest incurred or cash flows. A change in market interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value. The sensitivity analysis related to the fixed debt portfolio assumes an immediate 100 basis point move in interest rates from their actual December 31, 2003 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the net financial instrument position of $48.1 million at December 31, 2003. A 100 basis point decrease in market interest rates would result in an increase in the net financial instrument position of $50.7 million at December 31, 2003. Based on the variable-rate debt included in the Company's debt portfolio as of December 31, 2003, a 100 basis point increase in interest rates would result in an additional $2.0 million in interest annually. A 100 basis point decrease would reduce interest incurred by $2.0 million annually.

To manage interest rate risk, the Company may employ options, forwards, interest rate swaps, caps and floors or a combination thereof depending on the underlying exposure. The Company undertakes a variety of borrowings: from lines of credit, to medium- and long-term financings. To limit overall interest cost, the Company may use interest rate instruments, typically interest rate swaps, to convert a portion of its variable-rate debt to fixed-rate debt, or even a portion of its fixed-rate debt to variable-rate debt. Interest rate differentials that arise under these swap contracts are recognized in interest expense over the life of the contracts. The resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. The Company may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated.

Mortgage notes payable, which are secured by 30 of the Company's wholly-owned properties, are due in installments over various terms extending to the year 2013 with interest at rates ranging from 3.12% to 10.6% with a weighted average interest rate of 7.18% at December 31, 2003. Mortgage notes payable for properties classified as discontinued operations are accounted for in liabilities on assets held-for-sale on the consolidated balance sheet.

The Company's interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts of the expected annual maturities and the weighted average interest rates for the principal payments in the specified period (in thousands of dollars):

	Fixed-Rate Debt		Variable-Rate Debt	
Year Ended December 31,	Principal Payments	Weighted Average Interest Rate	Principal Payments	Weighted Average Interest Rate
2004	$ 16,232	7.34%	$ –	–
2005	158,693	7.93%	30,000	3.12%
2006	123,386	8.22%	170,000	3.12%
2007	73,366	7.95%	–	–
2008	480,925	7.29%	–	–
2009 and thereafter	267,452	6.07%	–	–

The preceding table excludes scheduled maturities for properties that are classified as held-for-sale. One held-for-sale property has a mortgage with an outstanding balance of $18.7 million and an interest rate of 7.25% at December 31, 2003. This borrowing is expected to be repaid upon the sale of the property in 2004. Two held-for-sale properties are included in a 15 property pool that secures a mortgage loan with GECC that has an interest rate of 7.43%. The portion of the GECC mortgage loan that is associated with the two held-for-sale properties is $42.4 million.

Because the information presented above includes only those exposures that exist as of December 31, 2003, it does not consider those exposures or positions which could arise after that date. The information presented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time and interest rates.

INVESTOR INFORMATION

HEADQUARTERS
200 South Broad Street
Third Floor
Philadelphia, PA 19102–3803
215.875.0700
215.546.7311 Fax
866.875.0700 Toll Free
www.preit.com
Email: preit@preit.com

INDEPENDENT PUBLIC ACCOUNTANTS
KPMG LLP
1601 Market Street
Philadelphia, PA 19103–2499

LEGAL COUNSEL
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103–6996

TRANSFER AGENT AND REGISTRAR
For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800.937.5449
718.331.1852 Fax
info@amstock.com

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN
The Company has a direct stock purchase and dividend reinvestment plan, which allows investors to invest in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. For further information, please contact the Company, or the Plan Administrator, American Stock Transfer, at (800) 278-4353 or (718) 921-8283.

INVESTOR INQUIRIES
Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

Jean Dardzinski
Director of Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102–3803
866.875.0700 ext. 735
215.546.2504 Fax
Email: investorinfo@preit.com

ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled for 11 am on Thursday, June 3, 2004 at the Park Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

FORMS 10-K AND 10-Q
The Company's Annual Report on Form 10-K, including financial statements and schedules, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

NYSE MARKET PRICE AND DISTRIBUTION RECORD
The following table shows the high and low sales prices for the Company's shares and cash distributions paid for the periods indicated.

Quarters Ended Calendar Year 2003	High	Low	Distributions Paid
March 31	$28.80	$24.70	$ 0.51
June 30	30.34	27.94	0.51
September 30	33.45	29.80	0.51
December 31	36.30	32.70	0.54
			$ 2.07

Quarters Ended Calendar Year 2002	High	Low	Distributions Paid
March 31	$25.50	$22.63	$ 0.51
June 30	27.20	24.90	0.51
September 30	27.11	20.55	0.51
December 31	26.45	22.52	0.51
			$ 2.04

As of December 31, 2003, there were approximately 3,400 registered shareholders and 26,000 beneficial holders of record of the company's common shares of beneficial interest.

STOCK MARKET
New York Stock Exchange
Ticker Symbol: PEI

PEI
LISTED
NYSE.

PREIT IS A MEMBER OF:
National Association of Real Estate Investment Trusts

International Council of Shopping Centers

Pension Real Estate Association

Urban Land Institute

PREIT

Pennsylvania Real Estate Investment Trust

200 South Broad Street
Philadelphia, PA 19102-3803
www.preit.com

PEI
LISTED
NYSE